Filed pursuant to General Instruction II.L of Form F-10
File No. 333-272138

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS

DATED JANUARY 27, 2022

New Issue

ATS CORPORATION

6,000,000 Common Shares

This offering (the “Offering”) is the initial public offering of common shares (the “Common Shares”) in the capital of ATS Corporation (together with its subsidiaries, the “Corporation”, “ATS”, “us”, “we” or “our”) in the United States and a new issue of Common Shares in Canada by the Corporation. This Prospectus Supplement, together with the accompanying Base Shelf Prospectus, qualifies the distribution of 6,000,000 Common Shares (the “Offered Shares”) at a price of US$41.00 per Common Share (the “Offering Price”).

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Offering Price: US$41.00 per Offered Share

	Price to the Public(1)		Underwriters’ Fee(2)		Net Proceeds to the Corporation(4)
Per Offered Share		US$41.00		US$1.5375		US$39.4625
Total (3)	US$	246,000,000	US$	9,225,000	US$	236,775,000

Notes:

1.

The Offering Price was determined by arm’s length negotiation between the Corporation and the Underwriters (as defined herein), with reference to the then current market price of the Common Shares on the TSX.

2.

Pursuant to the terms of the Underwriting Agreement (as defined herein), we have agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 3.75% of the aggregate gross proceeds from the Offering (including any proceeds received pursuant to the exercise of the Over-Allotment Option). See “Plan of Distribution (Conflicts of Interest)”.

3.

We have agreed to grant to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part, on or prior to the date that is 30 days following the date of the Underwriting Agreement (the “Over-Allotment Deadline”), to purchase up to an additional number of Additional Shares that is equal to 15% of the number of Offered Shares sold hereunder, at a price equal to the Offering Price, solely to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable by the Underwriters giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Additional Shares to be purchased. If the Over-Allotment Option is exercised in full, the “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” (before deducting expenses of the Offering) will be US$282,900,000, US$10,608,750 and US$272,291,250, respectively. This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares issuable on the exercise thereof. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires those Additional Shares under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution (Conflicts of Interest)”.

4.

After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering, estimated to be US$1,688,000, which, together with the Underwriters’ Fee, will be payable from the proceeds of the Offering.

Goldman Sachs & Co. LLC	J.P. Morgan
TD Securities	Scotiabank

National Bank Financial Inc.

Cormark Securities Inc.	Stifel GMP

COMMERZBANK	Raymond James	RBC Capital Markets	UniCredit Capital Markets

May 24, 2023

We intend to use the net proceeds from the Offering as described in this Prospectus Supplement. See “Use of Proceeds”.

The Corporation’s issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ATS”. On May 24, 2023, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$58.93 or US$43.39 per Common Share (based on the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada on May 24, 2023, of US$1.000 = C$1.358). The TSX has conditionally approved the listing of the Offered Shares and 900,000 additional Common Shares to be issued by the Corporation if the Over-Allotment Option (as defined herein) is exercised in full (the “Additional Shares”) on the TSX. The Offered Shares, the Additional Shares and the outstanding Common Shares have been approved for listing on the New York Stock Exchange (the “NYSE”) under the symbol “ATS”.

Unless the context otherwise requires, when used herein, all references to the “Offering” include the exercise of the Over-Allotment Option and all references to “Offered Shares” include the Additional Shares issuable upon exercise of the Over-Allotment Option.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

The Offered Shares are being offered in the United States by Goldman Sachs & Co. LLC (“Goldman Sachs”), J.P. Morgan Securities LLC (“J.P. Morgan”), TD Securities (USA) LLC, Scotia Capital (USA) Inc., National Bank of Canada Financial, Inc., Cormark Securities (USA) Ltd., Stifel, Nicolaus & Company, Incorporated, Commerz Markets LLC, Raymond James & Associates, Inc., RBC Capital Markets, LLC and UniCredit Capital Markets LLC (collectively, the “U.S. Underwriters”) and in Canada by Goldman Sachs Canada Inc., J.P. Morgan Securities Canada Inc., TD Securities Inc., Scotia Capital Inc., National Bank Financial Inc., Cormark Securities Inc., Stifel Nicolaus Canada Inc., Raymond James Ltd., and RBC Dominion Securities Inc. (collectively, the “Canadian Underwriters”, and together with the U.S. Underwriters, the “Underwriters”) pursuant to an underwriting agreement dated May 24, 2023 entered into among the Corporation and the Underwriters (the “Underwriting Agreement”). See “Plan of Distribution (Conflicts of Interest)”. Commerz Markets LLC and UniCredit Capital Markets LLC are not registered to sell securities in any Canadian jurisdiction, and accordingly, will sell Offered Shares only outside of Canada. See “Plan of Distribution (Conflicts of Interest)”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offering is made in the United States by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is organized under and governed by the Business Corporations Act (Ontario) (the “OBCA”), that certain of its directors and officers reside principally outside of the United States, that some or all of the Underwriters or experts named in the Registration Statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforcement of Civil Liabilities”.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, when, as and if delivered by the Corporation to the Underwriters and accepted by them in accordance with the terms and conditions contained in the Underwriting Agreement, as described under “Plan of Distribution (Conflicts of Interest)”.

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on our behalf by Borden Ladner Gervais LLP and on behalf of the Underwriters by Stikeman Elliott LLP. Certain legal matters related to United States law with respect to the Offering will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. See “Legal Matters”.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about May 30, 2023 (“Closing Date”), or such earlier or later date as the Corporation and the Underwriters may agree, but in any event no later than June 6, 2023.

It is expected that the Corporation will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) or its nominee and deposited with DTC on the Closing Date, or as may otherwise be agreed to among the Corporation and the Underwriters. In the case of certain Canadian purchasers, we may alternatively arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution (Conflicts of Interest)”.

In connection with the Offering, the Corporation has been advised by the Underwriters that, subject to applicable laws, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution (Conflicts of Interest)”.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation. See “Plan of Distribution (Conflicts of Interest)”.

An investment in the Offered Shares is highly speculative and involves a high degree of risk. Investors should carefully consider the risk factors described in this Prospectus Supplement, the accompanying Base Shelf Prospectus and in the documents incorporated by reference herein and therein before purchasing the Offered Shares. Prospective investors are advised to consult their legal counsel and other professional advisors in order to assess income tax, legal and other aspects of the investment. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus.

Prospective purchasers should rely only on the information contained or incorporated by reference in this Prospectus. The Corporation has not and the Underwriters have not authorized anyone to provide prospective purchasers with information different from or in addition to that contained or incorporated by reference in this Prospectus. The Underwriters are offering to sell and seeking offers to buy the Offered Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. Prospective purchasers should not assume that the information contained in this Prospectus or any documents incorporated by reference into this Prospectus, is accurate as of any date other than the date on the cover page of this Prospectus or as otherwise set forth in such documents as the Corporation’s business, operating results, financial condition and prospects may have changed since such dates. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus.

Bank affiliates of Goldman Sachs, J.P. Morgan, TD Securities Inc., Scotia Capital (USA) Inc., National Bank Financial Inc., Commerz Markets LLC and UniCredit Capital Markets LLC are lenders to ATS under its existing credit facilities. Additionally, the Underwriters and their respective affiliates have provided, from time to time, and may provide in the future, commercial banking, investment and financial advisory services to ATS and its respective affiliates in the ordinary course of business for which they have received and may continue to receive customary fees and commissions. Consequently, in connection with the Offering, the Corporation may be considered a “connected issuer” of these Underwriters within the meaning of National Instrument 33-105 – Underwriting Conflicts for the purposes of applicable Canadian securities legislation. See “Relationship Between ATS and Certain of the Underwriters”. Certain of the net proceeds from this Offering may be used to reduce the Corporation’s indebtedness to such lenders. See “Use of Proceeds” and “Plan of Distribution (Conflicts of Interest)”.

The Corporation is organized under the OBCA. The registered and head office of the Corporation is located at 730 Fountain Street North, Cambridge, Ontario, N3H 4R7.

Andrew P. Hider, Kirsten Lange, Michael E. Martino and Philip B. Whitehead, directors of the Corporation, reside outside of Canada. Although Mr. Hider, Ms. Lange, Mr. Martino and Mr. Whitehead have appointed ATS Corporation, 730 Fountain Street North, Cambridge, Ontario, N3H 4R7 as their agent for service in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada. See “Enforcement of Judgments Against Foreign Persons”.

Prospectus Supplement

Base Shelf Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS

PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS

This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and supplements certain information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part is the Base Shelf Prospectus which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering.

Neither the Corporation nor the Underwriters has authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Base Shelf Prospectus (or incorporated by reference herein or therein). Neither we nor the Underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Base Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Base Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Base Shelf Prospectus or documents incorporated by reference herein or therein.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Base Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Base Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website, www.atsautomation.com, shall not be deemed to be a part of this Prospectus Supplement, the accompanying Base Shelf Prospectus or any document incorporated by reference herein or therein and such information is not incorporated by reference herein or therein and prospective investors should not rely on such information when deciding whether or not to invest in the Offered Shares.

Unless otherwise indicated, information contained in this Prospectus Supplement assumes or reflects no exercise of the Over-Allotment Option and no exercise of outstanding stock options.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us”, “ATS” and the “Corporation” refer to ATS Corporation and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains or incorporates by reference “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking statements”). In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws.

Forward-looking statements in this Prospectus and the documents incorporated by reference in this Prospectus include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to, statements regarding: the completion of the Offering on the terms and conditions described herein; the Corporation’s expected use of the net proceeds of the Offering; the expected Closing Date of the Offering; the listing of the Offered Shares on the TSX and the listing of the Common Shares and the Offered Shares on the NYSE; the exercise of the Over-Allotment Option; the anticipated effect of the Offering on the Corporation; the value creation strategy; the ATS Business Model (“ABM”); disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; the expected results of reorganization activity and their anticipated timeline; the Corporation’s belief with respect to the outcome of certain lawsuits, claims and contingencies; the Corporation’s strategy to expand organically and through acquisition and the expected benefits to be derived; the Corporation’s Order Backlog partially mitigating the impact of variable Order Bookings; the rate of Order Backlog conversion to revenue; the potential impact of timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; expected benefits with respect to the Corporation’s efforts to grow its product portfolio and after-sale services revenues; the Corporation’s goal of expanding its adjusted earnings from operations margin over the long-term and potential impact of supply chain disruptions; the expectation of synergies from integration of acquired companies; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; expectation in relation to meeting liquidity and funding requirements for investments; the potential to use debt or equity financing to support growth strategy; underlying trends driving customer demand; expected capital expenditures for fiscal 2024; and the uncertainty and potential impact on the Corporation’s business and operations due to the current macro-economic environment, including the impacts of infectious diseases and pandemics, including the COVID-19 pandemic, inflation, supply chain disruptions, interest rate changes, energy shortages, global price increases, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems, and the war in Ukraine.

The forward-looking statements in this Prospectus and the documents incorporated by reference in this Prospectus also relate to, among other things, ATS’ objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that, while considered reasonable by the Corporation as of the date of such statements,

are inherently subject to known and unknown significant business, economic and competitive risks, uncertainties and contingencies. The Corporation’s estimates and assumptions, which may prove to be incorrect, include, but are not limited to, the various assumptions incorporated by reference in this Prospectus as well as the following: management’s current plans, estimates, projections, beliefs and opinions, the future performance and results of the Corporation’s business and operations; the assumption of successful implementation of margin improvement initiatives; and general economic conditions and global events.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS’ business or in its industry to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Important risks, uncertainties and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements in this Prospectus include, but are not limited to: the completion of the Offering; the volatility of the market and price of Common Shares; no active market for Common Shares in the United States; dilution of Common Shares from future offerings; the Corporation’s discretion in the use of proceeds of the Offering; the discretion of the Corporation to pay dividends; the costs of becoming a U.S. public company; the Corporation’s foreign private issuer status; the difference in Canadian and United States corporate and securities laws; the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases and pandemics, including the potential resurgence of COVID-19 and/or new strains of COVID-19 and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; that the ABM is not effective in accomplishing its goals; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions, or to raise, through debt or equity, or otherwise have available, required capital; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; the failure to realize the savings expected from reorganization activity or within the expected timelines; underlying trends driving customer demand will not materialize or have the impact expected; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, that have in the past and that may in the future lead to market-wide liquidity problems; energy shortages and global price increases; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; that the Corporation is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that capital expenditure targets are increased in the future or the Corporation experiences cost increases in relation thereto; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that efforts to expand adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; and other risks and uncertainties detailed from time to time in ATS’ filings with Canadian and U.S. securities regulators.

Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions, and other than as required by applicable securities laws, ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs or opinions change.

The Corporation has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking statements. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in ATS’ filings with the Canadian provincial and territorial securities regulators, including the risk factors described under the heading “Risk Factors” in this Prospectus and in the AIF (as defined below), and the other documents incorporated by reference herein, which are available through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com, and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) website at www.sec.gov, as well as from commercial document retrieval services. Prospective purchasers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

These forward-looking statements represent the Corporation’s views as of the date of this Prospectus or the date of the documents incorporated by reference in which such forward-looking statements are contained, and such information should not be relied upon as representing the Corporation’s views as of any date subsequent to such applicable date. Certain statements included in this Prospectus Supplement may be considered a “financial outlook” for purposes of applicable Canadian securities laws, and as such, the financial outlook may not be appropriate for purposes other than to understand management’s current expectations and plans relating to the future, as disclosed in this Prospectus Supplement.

READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AS ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE PLANS, EXPECTATIONS, ESTIMATES OR INTENTIONS AND STATEMENTS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE ARE QUALIFIED IN THEIR ENTIRETY BY THE ABOVE CAUTIONARY STATEMENTS AND, EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, THE CORPORATION

UNDERTAKES NO OBLIGATION TO REVISE OR UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts) and management studies and estimates.

Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although ATS believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the industry information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

TRADEMARKS AND TRADE NAMES

This Prospectus includes trademarks and trade names which are protected under applicable intellectual property laws and are the property of the Corporation. All other trademarks used in this Prospectus are the property of their respective owners.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of our operations and assets are located outside of Canada and four of our directors reside outside of Canada. Each such director has appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Andrew P. Hider	ATS Corporation, 730 Fountain Street North, Cambridge, Ontario, N3H 4R7
Kirsten Lange	ATS Corporation, 730 Fountain Street North, Cambridge, Ontario, N3H 4R7
Michael E. Martino	ATS Corporation, 730 Fountain Street North, Cambridge, Ontario, N3H 4R7
Philip B. Whitehead	ATS Corporation, 730 Fountain Street North, Cambridge, Ontario, N3H 4R7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We express all amounts in this Prospectus Supplement in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the daily average rate of exchange published by the Bank of Canada for conversion of United States dollars into Canadian dollars.

	Year Ended
	March 31, 2023		March 31, 2022
Highest rate during the period	C$	1.386	C$	1.294
Lowest rate during the period	C$	1.245	C$	1.204
Average rate for the period	C$	1.323	C$	1.254
Rate at the end of the period	C$	1.353	C$	1.250

On May 24, 2023, the rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.000 equals C$1.358. No representation is made that United States dollars could be converted into Canadian dollars at that rate or any other rate.

FINANCIAL INFORMATION

Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (the “IASB”). Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and our auditor is independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario. See “Auditor, Transfer Agent and Registrar”.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 730 Fountain Street North, Cambridge, Ontario, N3H 4R7, tel.: (519) 653-4483. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com and on EDGAR at www.sec.gov.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.

The following documents, which have been filed by the Corporation with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the annual information form of the Corporation dated May 17, 2023 (the “AIF”) for the year ended March 31, 2023;

(b)

the audited consolidated financial statements of the Corporation for the years ended March 31, 2023 and 2022, together with the notes thereto and the auditor’s report thereon dated May 17, 2023 (the “Annual Financial Statements”);

(c)	management’s discussion and analysis for the year ended March 31, 2023 (the “Annual MD&A”); and

(d)	the management information circular dated June 10, 2022 for the annual and special meeting of shareholders of the Corporation held on August 11, 2022.

Any statement contained in this Prospectus Supplement, in the accompanying Base Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Base Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Corporation, filed by the Corporation with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by the Corporation with the SEC on or after the date of this Prospectus Supplement and for the duration of the Offering shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part of, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document.

Furthermore, any “template version” of any “marketing materials” (each such term as defined in National Instrument 41-101 – General Prospectus Requirements) filed on SEDAR in connection with the Offering after the date of the final form of this Prospectus Supplement but prior to the termination of the distribution of the Offered Shares pursuant to the Offering is deemed to be incorporated by reference in the final form of this Prospectus Supplement and in the accompanying Base Shelf Prospectus.

You should not assume that the information contained in or incorporated by reference in this Prospectus is accurate as of any date other than the date on the cover page of the Prospectus Supplement, and in the case of the documents incorporated by reference herein, other than of the respective dates of such documents.

Reference to the Corporation’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Corporation disclaims any such incorporation by reference.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

U.S. REGISTRATION STATEMENT &

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The Offering is being made concurrently in Canada pursuant to this Prospectus Supplement and the accompanying Base Shelf Prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). This Prospectus Supplement and the accompanying Base Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.

The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from ATS’ directors and officers, as applicable; (iii) the consent of Ernst & Young LLP (“EY Canada”); (iv) the consent of Borden Ladner Gervais LLP; (v) the consent of Stikeman Elliott LLP; and (vi) the Underwriting Agreement.

MARKETING MATERIALS

Before filing this Prospectus Supplement, ATS and the Underwriters held road shows that potential investors in the United States and in certain of the provinces and territories of Canada, other than Québec, attended.

In doing so, ATS and the Underwriters were relying on a provision in applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR or include or incorporate by reference those marketing materials in this Prospectus Supplement. To rely on this exemption, ATS and the Underwriters must give contractual rights to Canadian investors in the event the marketing materials contain a misrepresentation.

Accordingly, the Canadian Underwriters, in signing the certificate contained in this Prospectus Supplement, and ATS, in signing the certificate contained in the Base Shelf Prospectus, in each case in respect of the Offering have agreed that in the event the marketing materials relating to the road shows described above contain a misrepresentation (as defined in securities legislation in each of the provinces and territories of Canada, other than Québec), a purchaser resident in a province or territory of Canada, other than Québec, who was provided with those marketing materials in connection with the road shows and who purchases Offered Shares under this Prospectus Supplement during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against ATS and each such Canadian Underwriter with respect to the misrepresentation that are equivalent to the rights under the securities legislation of the jurisdiction of Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in this Prospectus Supplement.

However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this Prospectus Supplement, and (ii) to any “comparables” as such term is defined in National Instrument 41-101 – General Prospectus Requirements in the marketing materials provided in accordance with applicable securities legislation.

NON-IFRS AND OTHER FINANCIAL MEASURES

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein make reference to certain non-IFRS measures, non-IFRS ratios and supplementary financial measures used to evaluate the performance of the Corporation. The terms “EBITDA”, “organic revenue”, “adjusted net income”, “adjusted earnings from operations”, “adjusted EBITDA”, “adjusted basic earnings per share”, and “free cash flow”, are Non-IFRS financial measures; the terms “EBITDA margin”, “adjusted earnings from operations margin”, “adjusted EBITDA margin”, “adjusted operating margin”, “organic revenue growth”, “non-cash working capital as a percentage of revenues”, and “net debt to adjusted EBITDA” are Non-IFRS ratios; and the terms “operating margin”, “Order Bookings”, “Order Backlog”, and “book-to-bill ratio” are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses “earnings from operations”, which is an additional IFRS measure, to evaluate the performance of the Corporation. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. Management believes that ATS shareholders and potential investors in ATS use these non-IFRS measures, non-IFRS ratios, supplementary financial measures and additional IFRS measures in making investment decisions and measuring operational results.

Following amendments to ATS’ Restricted Stock Unit (“RSU”) Plan in 2022 to provide for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and deferred stock unit (“DSU”) grants which will be cash-settled are accounted for as described in the Corporation’s Annual Financial Statements and have significant volatility period over period based on the fluctuating price of ATS’ common shares. As a result, certain Non-IFRS Financial Measures (EBITDA, adjusted EBITDA, net debt to adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) have been revised from previously disclosed values to exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Corporation’s shares between periods. Management believes that this adjustment provides further insight into the Corporation’s performance, as share price volatility drives variability in the Corporation’s stock-based compensation expense.

The Corporation has provided the required disclosure regarding these non-IFRS measures, non-IFRS ratios and supplementary financial measures in documents filed by the Corporation with securities commissions or similar authorities in Canada, including the Annual MD&A incorporated by reference in this Prospectus Supplement as set forth under the heading “Documents Incorporated by Reference” and otherwise below in “The Corporation – Reconciliation of Certain Non-IFRS Financial Measures” and “The Corporation – Historical Financial Performance”.

WHERE YOU CAN FIND MORE INFORMATION

ATS is subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces and territories of Canada. Following this Offering, ATS will also file reports and other information with the SEC. Purchasers are invited to read and download a copy of any reports, statements or other information, other than confidential filings, that ATS files with the Canadian provincial and territorial securities commissions, the SEC or similar regulatory authorities. These filings are also electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the accompanying Base Shelf Prospectus.

ATS has filed with the SEC under the U.S. Securities Act the Registration Statement relating to the Offered Shares, of which this Prospectus Supplement and the accompanying Base Shelf Prospectus form a part.

This Prospectus Supplement and the accompanying Base Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.

The Corporation’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services.

THE CORPORATION

Our Company

We are an industry-leading automation solutions provider to many of the world’s most successful companies. We use our extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. In the fiscal year ended March 31, 2023 we reported record revenues, and we generated record Order Bookings. Our financial results for the year were also highlighted by a 11.5% increase in adjusted earnings from operations. Revenues for the fiscal year ended March 31, 2023 were C$2,577.4 million with adjusted earnings from operations of C$343.4 million. Order Backlog was C$2,153 million at March 31, 2023, up 49.7% from the previous year, and Order Bookings for the fiscal year ended March 31, 2023 were C$3,256 million, up 32.6% over the previous year.

We have designed, manufactured, assembled and serviced automation systems worldwide and have an extensive knowledge base and accumulated design expertise. We believe our broad experience in many different industrial markets and with diverse technologies, our talented workforce, which includes approximately 2,000 engineers and approximately 400 program management personnel, and our ability to provide custom automation, repeat automation, automation products and value-added services, position us well to serve complex customer programs in a variety of markets.

We engage at varying points in customers’ automation cycles. During the pre-automation phase, we offer comprehensive services, including discovery and analysis, concept development, simulation and total cost of ownership modelling, all of which help customers to verify the feasibility of different types of automation, set objectives for factors such as line speed and yield, assess production processes for manufacturability and calculate the total cost of ownership.

For customers that have decided to proceed with an automation project, we offer specialized equipment for specific applications and markets, as well as automation and integration services, including engineering design, prototyping, process verification, specification writing, software and manufacturing process controls development, equipment design and build, standard automation products/platforms, third-party equipment qualification, procurement and integration, automation system installation, product line commissioning, validation and documentation. Following the installation of custom automation, we may supply duplicate or similar automation systems that leverage engineering design completed in the original customer program. For customers seeking complex equipment production or build-to-print manufacturing, we provide value engineering, supply-chain management, integration and manufacturing capabilities, and other automation products and solutions.

Post automation, we offer a number of services, including training, process optimization, preventative maintenance, emergency and on-call support, spare parts, retooling, retrofits and equipment relocation. Service agreements are often entered into at the time of new equipment sale or are available on an after-market basis on installed equipment. We offer a number of software and digital solutions to our customers, including connected factory floor management systems to capture, analyze and use real-time machine performance data to quickly and accurately troubleshoot, deliver process and product solutions, prevent equipment downtime, drive greater operational efficiency and unlock performance for sustainable production improvements.

Contract values for individual automation systems vary and are often in excess of C$1 million, with some contracts for enterprise-type programs well in excess of C$10 million. Due to the custom nature of customer projects, contract durations vary, with typical durations ranging from six to 12 months, and some larger contracts extending up to 18 to 24 months and beyond. Contracts for pre- and post-automation services range in value and can exceed C$1 million with varying durations, which can sometimes extend over several years. Contracts for other products range in value and duration, depending on their nature.

Historical Financial Performance

The following tables show selected financial metrics for the fiscal years ended March 31, 2023, March 31, 2022, March 31, 2021, March 31, 2020, March 31, 2019 and March 31, 2018. For a reconciliation of certain Non-IFRS measures included in these tables, see “Reconciliation of Certain Non-IFRS Financial Measures”.

	March 31, 2023 (C$ millions)	March 31, 2022 (C$ millions)	March 31, 2021 (C$ millions)	March 31, 2020 (C$ millions)	March 31, 2019 (C$ millions)	March 31, 2018 (C$ millions)
Revenue	2,577.4	2,182.7	1,430.0	1,429.7	1,253.6	1,114.9
Order Bookings	3,256	2,456	1,626	1,468	1,408	1,182
Adjusted EBITDA(1)	401.2	359.5	208.0	192.8	162.6	137.2
Net income	127.7	121.4	64.1	52.9	70.8	47.2
Capital expenditures	80.3	53.3	31.5	56.5	40.9	26.0

(1)	The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See “Non-IFRS and Other Financial Measures.”

	March 31, 2023 (C$ millions)	March 31, 2022 (C$ millions)	March 31, 2021 (C$ millions)	March 31, 2020 (C$ millions)	March 31, 2019 (C$ millions)	March 31, 2018 (C$ millions)
Organic revenue	2,382.1	1,721.9	1,388.0	1,327.1	1,230.5	1,100.1
Revenues of acquired companies	201.7	521.7	25.3	111.5	12.8	—
Impact of foreign exchange rate changes	(6.4)	(60.9)	16.7	(8.9)	10.3	14.8

Total revenue	2,577.4	2,182.7	1,430.0	1,429.7	1,253.6	1,114.9

Annual organic revenue growth(1)	9.2%	20.4%	(2.9)%	5.9%	10.4%	8.8%

(1)	Annual organic revenue growth is organic revenue divided by the previous year total revenue.

From fiscal year 2018 to fiscal year 2023, we achieved a 18.2% revenue Compound Annual Growth Rate (“CAGR”), an 8.6% average annual organic revenue growth, and a 23.9% adjusted EBITDA CAGR. A reconciliation of the Non-IFRS measures “organic revenue” and “organic revenue growth” are included in the table immediately above. “Organic Revenue” in the table above is defined as revenues in the stated year excluding revenues from acquired companies for which the acquired companies were not part of the consolidated group in the preceding year.

Our End Markets

The following table shows the revenues from each end market for the fiscal years ended March 31, 2023 and March 31, 2022, and the Order Backlog for each such end market as at March 31, 2023 and March 31, 2022.

End Market	Year Ended March 31, 2023			Year Ended March 31, 2022(1)
	Revenues (C$ millions)	Percentage of revenues	Order Backlog (C$ millions)	Revenues (C$ millions)	Percentage of revenues	Order Backlog (C$ millions)
Life Sciences	1,209.9	47%	761	1,135.5	52%	749
Transportation	578.2	23%	939	293.8	14%	208
Food & Beverage	371.3	14%	215	395.0	18%	183
Consumer Products	305.1	12%	156	246.5	11%	196
Energy	112.9	4%	82	111.9	5%	102

Total	2,577.4	100%	2,153	2,182.7	100%	1,438

(1)	$22.5 million of revenues and $15.0 million of Order Backlog related to SP Industries, Inc. (“SP”) as at March 31, 2022 has been reclassified from Consumer Products to Life Sciences.

For the fiscal year ended March 31, 2023, our life sciences results were strong, driven by medical device and pharmaceutical projects and contributions from acquired companies. The Life Sciences business continued to account for nearly half of our revenues. For the fiscal year ended March 31, 2023, Order Backlog was 49.7% higher than at March 31, 2022, and this growth was primarily driven by higher Order Bookings in fiscal 2023 within the transportation market, primarily from electric vehicle (“EV”) Order Bookings.

We and our subsidiaries serve customers in the following industrial markets: (a) life sciences, which includes medical devices, pharmaceuticals, radiopharmaceuticals and chemicals; (b) transportation, which includes EVs, automotive and aerospace; (c) food & beverage, which includes processing, packaging and filling for fresh produce and liquid food & beverage; (d) consumer products, which includes warehousing automation, cosmetics, electronics and durable goods; and (e) energy, which includes oil & gas, in addition to nuclear, solar, and other green energy applications. With broad and in-depth knowledge across multiple industries and technical fields, we deliver single-source solutions to customers designed to lower their production costs, accelerate product delivery, and improve quality and control. We engage with customers on both greenfield programs, such as equipping new factories, and brownfield programs including capacity expansions, production relocations, equipment upgrades, software upgrades, efficiency improvements and factory optimization. We are selective in our choice of markets and favour regulated industries where quality and reliability are mandatory.

Our competitive strengths

Global presence, size and critical mass

Our global presence and scale provide advantages in serving multinational customers, as many of our competitors are smaller and operate with a narrower geographic and/or industrial market focus. We and our subsidiaries have a presence in Canada, the United States, Italy, Germany, Belgium, Thailand, United Kingdom, Netherlands, Czech Republic, China, Slovakia, Ireland, India, Singapore, Mexico, Spain, France, Ukraine, Malaysia, Brazil, Switzerland, Austria, Indonesia and Australia. We can deliver localized service through our network of over 80 locations globally. We believe that our scale and global footprint provide us with competitive advantages in winning large, multinational customer programs and in delivering a lifecycle-oriented service platform to customers’ global operations. In addition, customers seeking to de-risk or enhance the resiliency of their supply chains also provide future opportunities for us to pursue by leveraging our global presence and the inherent advantages of automation on production reliability and cost.

Technical skills, capabilities and experience

As previously highlighted, we have designed, manufactured, assembled and serviced automation systems worldwide and have an extensive knowledge base and accumulated design expertise. We believe our broad experience in many different industrial markets and with diverse technologies, our talented workforce, which includes approximately 2,000 engineers and approximately 400 program management personnel, and our ability to provide custom automation, repeat automation, automation products and value-added services, position us well to serve complex customer programs in a variety of markets.

Product and technology portfolio

Through our history of bringing thousands of unique automation projects to market, we own an extensive product and technology portfolio. We have a number of standard automation platforms and products, including: innovative linear motion transport systems; pallet handling and sanitary conveyance systems; robust cam-driven assembly platforms; advanced vision systems used to ensure product or process quality; optical sorting and inspection technologies; test systems; factory management and intelligence and other software solutions; proprietary weighing hardware and process control software technologies; precision fluid-dispensing equipment; aseptic containment technologies; biopharma processing equipment and high-performance tube filling and cartoning systems. We believe our extensive product and technology portfolio provides advantages in developing unique and leading solutions for customers and in maintaining competitiveness.

Recognized brands

We believe that ATS is well known within the global automation industry due to our long history of innovation and broad scope of operations. In addition, our subsidiaries include several strong brands:

•	Scientific Products, a specialized designer and manufacturer of pharmaceutical and packaging equipment and systems in the life sciences market;

•	BioDot, a leading manufacturer of automated fluid-dispensing systems in the life sciences market;

•	Comecer, a provider of high-tech automation systems for the nuclear medicine and pharmaceutical industries;

•	NCC, a provider of engineered-to-order sanitary automation solutions and stand-alone precision conveyance equipment in the food & beverage industries;

•	MARCO, a provider of yield control and recipe formulation systems in the food, nutraceuticals and cosmetics sectors;

•	CFT, a specialist in the development and production of turn-key machines and systems for the food & beverage industries;

•	IWK, a specialist in the packaging market; and

•	Process Automation Solutions, a provider of innovative automation solutions for process and production sectors;

We believe that our brands and global reputation improve sales prospecting, allowing us to be considered for a wide variety of customer programs.

Trusted customer relationships

We serve some of the world’s largest multinational companies. Many customer relationships are long-standing, often spanning a decade or more, and many customers are repeat buyers who return to us and our subsidiaries time after time to meet their automation manufacturing, assembly, processing, and service needs.

An example of our strong customer relationships is our work with Insulet Corporation (“Insulet”) on the manufacturing system used to build Insulet’s Omnipod Insulin Management System (a product used in the treatment of diabetes which requires precision manufacturing) to mitigate supply chain risks and offset high labour costs in the U.S. Insulet utilized ATS’ SuperTrak CONVEYANCE™, our analytics software now known as Illuminate™, and ongoing services and support, in a new facility when shifting manufacturing operations from China to the United States. The new facility was able to increase production to more than 26 million units, up from 12 million units previously produced. Their U.S. based manufacturing operations achieved substantial gross margin improvements and reduced labour requirements, from roughly 500 people to twelve people per line, with the assistance of ATS’ products.

Considerable revenue diversity

Our diversity of revenues by geography and end market helps to mitigate cyclicality in individual markets. We have long-term customer relationships in each of the life sciences, transportation, food & beverage, consumer products and energy end markets, and our global presence provides us with access to sales across diverse regions.

Total-solutions capabilities

Customers often rely on ATS because it can provide comprehensive turnkey solutions in automation. This allows customers to single source their most complex projects to us rather than rely on multiple engineering firms, equipment builders and/or service/component suppliers. In addition, we can provide customers with other value-added services including pre-automation consulting, total cost-of-ownership studies, life cycle material management and post-automation service, training and support.

Our business strategy

To drive the creation of long-term sustainable shareholder value, we have employed a three-part value creation strategy: Build, Grow and Expand.

Build: To build on our foundation and drive performance improvements, management is focused on the advancement of the ABM, the pursuit and measurement of value drivers and key performance indicators, a rigorous strategic planning process, succession planning, talent management, employee engagement, and instilling autonomy with accountability into our businesses.

Grow: To drive organic growth, we have developed and implemented growth tools under the ABM, which provide innovation and value to our customers and work to grow our recurring revenue.

Expand: To expand our reach, management is focused on the development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisitions that strengthen ATS.

We pursue all of our initiatives by using a strategic capital framework aimed at driving the creation of long-term sustainable shareholder value.

ATS Business Model

The ABM is a business management system that we have developed with the goal of enabling us to pursue our strategies, outpace the growth of our chosen markets, and drive year-over-year continuous improvement. The ABM emphasizes:

•	People: developing, engaging and empowering our people to build the best team;

•	Process: aligning our people to implement and continuously improve robust and disciplined business processes throughout our organization; and

•	Performance: consistently measuring results in order to yield world-class performance for our customers and shareholders.

The ABM is our playbook, serving as the framework to achieve our business goals and objectives through disciplined, continuous improvement. The ABM is employed by our divisions globally and is supported with extensive training in the use of key problem-solving tools, and applied through various projects to drive continuous improvement. When ATS makes an acquisition, the ABM is quickly introduced to new companies as a means of supporting cultural and business integration.

Key ABM drivers include:

•

Strengthening the core: adopting a customer-first mindset; implementing a robust performance management system; adhering to eight value drivers; managing using key performance indicators; and leveraging daily management to measure at the point of impact;

•

Delivering growth: aligning with customer success; developing organizational talent; constantly confirming that progress is being made toward stated goals; and creating annual operating and capital deployment plans for each of our divisions;

•

Pursuing excellence: deploying specific goals that segment strategies into relevant areas of concentration; and improving continuously using Kaizen events, problem solving and other continuous improvement initiatives, which target increased performance annually; and

•

Pioneering innovation: driving automation market technology leadership; creating innovative platforms and analytics that benefit customers by reducing complexity, shortening development cycles and improving production efficiencies; and expanding the reach and scope of ATS’ capabilities for competitive advantage.

Recent Acquisitions

The total cost of the acquisitions that ATS has completed since 2017 is approximately C$1.4 billion. Notable acquisitions include:

•	SP – acquired in December 2021 for approximately US$455 million (~C$584 million);

•	BioDot – acquired in June 2021 for approximately US$89 million (~C$107 million);

•	CFT S.p.A – acquired in March 2021 for approximately €175 million (~C$260 million), including debt and minority interests acquired; and

•	Comecer – acquired in February 2019 for approximately €113 million (~C$170 million)

Further information regarding the Corporation and its business is set out in the AIF and the materials incorporated by reference herein. See “Documents Incorporated by Reference”.

Conflicts of Interest

As described in “Use of Proceeds”, pending the execution of strategic opportunities, ATS expects to use the net proceeds of the Offering to pay down amounts drawn on the Senior Revolver (as defined herein). As a result, affiliates of one or more of the Underwriters could receive 5% or more of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering is being conducted in compliance with FINRA Rule 5121. Any underwriter with a conflict of interest pursuant to Rule 5121 will not confirm sales of the Offered Shares to any account over which it exercises discretionary authority without the prior written approval of the customer. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Goldman Sachs will act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with the Offering.

In addition, the Corporation may be considered a “connected issuer” of certain Underwriters within the meaning of National Instrument 33-105 – Underwriting Conflicts for the purposes of applicable Canadian securities legislation. See “Relationship Between ATS and Certain of the Underwriters”.

Reconciliation of Certain Non-IFRS Financial Measures

	March 31, 2023 (C$ millions)	March 31, 2022 (C$ millions)	March 31, 2021 (C$ millions)	March 31, 2020 (C$ millions)	March 31, 2019 (C$ millions)	March 31, 2018 (C$ millions)
Adjusted EBITDA[1]	401.2	359.5	208.0	192.8	162.6	137.2
Restructuring Charges	27.5	5.9	14.3	26.6	—	11.2
Share Purchase Allowance	—	—	—	—	—	—
Gain on Sale of Facility	—	—	(5.3)	—	—	—
Acquisition-related Transaction Costs	3.1	12.0	6.7	1.5	4.7	—
Acquisition-related Inventory Fair Value Costs	9.2	25.7	—	—	—	—
Mark to market portion of stock-based compensation	13.4	15.6	7.3	(2.3)	0.7	3.9
Contingent Consideration Adjustment	—	(1.7)	(5.6)	—	—	—

	March 31, 2023 (C$ millions)	March 31, 2022 (C$ millions)	March 31, 2021 (C$ millions)	March 31, 2020 (C$ millions)	March 31, 2019 (C$ millions)	March 31, 2018 (C$ millions)
EBITDA	348.0	302.0	190.6	167.0	157.2	122.1
Less: Depreciation and Amortization Expense	125.5	115.4	71.0	71.4	42.4	36.6

Earnings from Operations	222.5	186.6	119.6	95.6	114.8	85.5
Less: Net Finance Costs	62.7	32.2	40.1	28.1	20.9	23.8
Less: Provision for Income Taxes	32.1	33.0	15.4	14.6	23.1	14.5

Net Income	127.7	121.4	64.1	52.9	70.8	47.2

(1)	The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See “Non-IFRS and Other Financial Measures.”

	March 31, 2023 (C$ millions)	March 31, 2022 (C$ millions)	March 31, 2021 (C$ millions)	March 31, 2020 (C$ millions)	March 31, 2019 (C$ millions)	March 31, 2018 (C$ millions)
Cash and Cash Equivalents	159.9	135.3	187.5	358.6	224.5	330.2
Bank Indebtedness	(5.8)	(1.8)	(1.1)	(4.6)	(2.0)	(2.7)
Current Portion of Long-Term Debt	(0.1)	(0.0)	(0.1)	(0.1)	(18.6)	(0.4)
Long-Term Debt	(1,155.7)	(1,016.7)	(430.6)	(598.0)	(328.2)	(315.1)

Net Cash (Debt) Prior to IFRS 16	(1,001.7)	(883.2)	(244.3)	(244.1)	(124.3)	12.0
Lease Liabilities	(97.3)	(82.9)	(73.0)	(62.9)	—	—

Net Cash (Debt)	(1,099.0)	(966.1)	(317.3)	(307.0)	(124.3)	12.0
Adjusted EBITDA(1)	401.2	359.5	208.0	192.8	162.6	137.2

Historical Leverage (Net Debt/Adjusted EBITDA)(1)	2.7x	2.7x	1.5x	1.6x	0.8x	(0.1)x

(1)	The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See “Non-IFRS and Other Financial Measures.”

	March 31, 2023 (C$ millions)	March 31, 2022 (C$ millions)	March 31, 2021 (C$ millions)	March 31, 2020 (C$ millions)	March 31, 2019 (C$ millions)	March 31, 2018 (C$ millions)
Opening Order Backlog	1,438	1,160	942	904	746	681
Revenues	(2,577)	(2,183)	(1,430)	(1,430)	(1,254)	(1,115)
Order Bookings	3,256	2,456	1,626	1,468	1,408	1,182
Order Backlog Adjustments	36	5	22	—	4	(2)

Ending Order Backlog	2,153	1,438	1,160	942	904	746

RECENT DEVELOPMENTS

On November 21, 2022, the name of the Corporation was changed from “ATS Automation Tooling Systems Inc.” to “ATS Corporation” and the ticker symbol for the Common Shares on the TSX was changed from “ATA” to “ATS”.

There have been no material developments in the business of the Corporation since the date of the Annual Financial Statements, which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference herein.

RISK FACTORS

An investment in the Offered Shares is subject to a number of risks. Before deciding whether to invest in the Offered Shares, investors should consider carefully the risk factors set forth below and in the documents incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus (including those discussed under the heading “Risk Factors” in the AIF) and all of the other information in this Prospectus Supplement (including, without limitation, the documents incorporated by reference herein).

The risks described herein are not the only risks that affect the Corporation. Other risks and uncertainties that the Corporation does not presently consider to be material, or of which the Corporation is not presently aware, may become important factors that affect the Corporation’s future financial condition and results of operations. If any of such or other risks occur, the Corporation’s business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that case, the trading price of the Common Shares could decline and investors could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the below described or other unforeseen risks.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control.

The trading price of the Common Shares has in the past been, and may continue to be, subject to significant fluctuations. This may make it more difficult for holders of Common Shares to resell their Common Shares when they want at prices that they find attractive. These fluctuations may be caused by events related or unrelated to the Corporation’s operating performance and beyond its control. Factors that may contribute to fluctuations include, but are not limited to:

•	revenues, margins, Order Bookings or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;

•	changes in recommendations or financial estimates by industry or investment analysts;

•	changes in management or the composition of the Corporation’s board of directors;

•	inability to close acquisition transactions after they have been announced to the market;

•	outcomes of litigation or arbitration proceedings;

•	announcements of technological or competitive developments by the Corporation or its competitors;

•	introduction of new products or the gain or loss of significant customer contracts or relationships by the Corporation or its competitors;

•	developments with respect to the Corporation’s intellectual property rights or those of the Corporation’s competitors;

•	rumours or dissemination of false and/or misleading information;

•	fluctuations in the share prices of other companies operating in business sectors comparable to those that the Corporation operates in;

•	changes in the industries in which the Corporation or its customers operate;

•	loss of or significant reduction in business with one or more of our significant customers;

•	general market or economic conditions; and

•	other risk factors set out in this Prospectus.

If the market price of the Common Shares drops significantly, holders of Common Shares could institute securities litigation, including class action lawsuits, against the Corporation, regardless of the merits of such claims. Such a lawsuit could cause the Corporation to incur substantial costs and could divert the time and attention of its management and other resources from its business.

In addition, the market price for securities in the stock markets, including the TSX and the NYSE, have experienced significant price and trading fluctuations, most recently since 2021 as a result of the COVID-19 pandemic, interest rate changes, inflation, conflict in eastern Europe, recession concerns, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, that have in the past and that may in the future lead to market-wide liquidity problems, and other factors. These fluctuations resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. Accordingly, broad market fluctuations may adversely affect the market prices of the Common Shares.

There is no guarantee that investors in the Common Shares will achieve a return on their investments.

A holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

There currently is no active market for the Common Shares in the United States and one may fail to develop, which may make it difficult for investors to sell their Common shares.

Our Common Shares are currently listed only on the TSX. Prior to the Offering, the Common Shares have not been listed on a stock exchange in the United States. We have applied to list our Common Shares on the NYSE in connection with the Offering. However, if an active trading market does not develop in the United States, you may have difficulty selling any of the Common Shares that you buy over a U.S. exchange. We cannot predict the extent to which investor interest in the Corporation will lead to the development of an active trading market on the NYSE or otherwise, or how liquid that market might become. The price of the Common Shares in the Offering may not be indicative of prices that will prevail in the United States trading market or otherwise following the Offering. Listing of our Common Shares on the NYSE in addition to the TSX may increase price volatility on the TSX and also result in volatility of the trading price on the NYSE because trading will be in two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

Management of the Corporation will have broad discretion in the application of the net proceeds to the Corporation of the Offering.

The Corporation intends to use the net proceeds from the Offering as set forth in this Prospectus under the heading “Use of Proceeds”; however, the Corporation maintains broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditure. The Corporation may re-allocate the net proceeds of the Offering other than as described under the heading “Use of Proceeds” and in ways that a purchaser may not consider desirable, if management of the Corporation believes it would be in the Corporation’s best interest to do so. Until utilized, some or all of the net proceeds of the Offering may be held in cash balances in the Corporation’s bank account or invested at the discretion of the Corporation. As a result, a purchaser will be relying on the judgment of management of the Corporation for the application of the net proceeds of the Offering. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares in the market.

The Corporation will continue to seek growth organically and through acquisition. This strategy may expose the Corporation to a number of risks.

The Corporation will continue to seek growth organically and through acquisition. This strategy may expose the Corporation to a number of risks, including but not limited to: assumption of liabilities of an acquired business, including liabilities that were unknown at the time the acquisition was negotiated; valuation methodologies may not accurately capture the value of the acquired business; failure to realize anticipated benefits, such as cost savings and revenue enhancements; difficulties relating to combining previously separate entities, where applicable, into a single, integrated, and efficient business; the effects of diverting management’s attention from day-to-day operations to matters involving the integration of acquired companies; potentially substantial transaction costs associated with business combinations; potential impairment resulting from the overpayment for an acquisition; difficulties relating to assimilating the personnel, services, and systems of an acquired business and to assimilating marketing and other operational capabilities; increased burdens on the Corporation’s staff and on its administrative, internal control and operating systems, which may hinder its legal and regulatory compliance activities; and difficulties in applying and integrating the Corporation’s system of internal controls to an acquired business.

The Corporation seeks to leverage its organizational structure, the ABM and related business processes and experience to successfully integrate acquired businesses. If the Corporation is unable to invest in and successfully acquire and integrate new businesses, implement new equipment, systems, processes and facilities, the Corporation may be unable to expand its business as planned. While the Corporation often obtains indemnification rights from the sellers of acquired businesses or purchases insurance to cover potential losses, such rights may be limited in nature, may be difficult to enforce, the losses may exceed any dedicated escrow funds or insurance coverage, and the indemnitors may not have the ability to financially support the indemnity.

In addition, there is no assurance that ATS will continue to locate suitable acquisition targets or that it will be able to consummate any such transaction on terms and conditions acceptable to ATS. Existing cash balances and cash flow from operations, together with borrowing capacity under its Credit Facilities, may be insufficient to make acquisitions. Credit and equity market conditions may also make it more difficult and costly to finance acquisitions. Through acquisitions, the Corporation may also enter into business activities where it has limited or no experience. This would expose it to additional business risks that are different than those it has traditionally experienced.

At any given time, the Corporation typically considers, or may be in the process of negotiating, a number of potential acquisitions, some of which may be material in size. In connection with such potential acquisitions, the Corporation regularly enters into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers, and conducts due diligence as applicable. The Corporation does not in every case proceed to the closing of a transaction. The Corporation typically does not publicly announce a prospective acquisition prior to the time it enters into a definitive agreement with respect thereto, and may not publicly announce non-material acquisitions until a closing occurs, or at all. Accordingly, at any given time, an acquisition announcement could be imminent. The announcement of any material acquisition by the Corporation (or rumours thereof, even if unfounded) could result in volatility in the market price and trading volume of the Common Shares. Further, the Corporation cannot predict the reaction of the market, or of the Corporation’s stakeholders, customers or competitors, to the announcement of any such material acquisition or to rumours thereof.

General inflationary pressures may have a material adverse effect on the Corporation.

General inflationary pressures, such as those that have been evident in the economy since early in 2022, may affect labour and other operating costs, which could have a material adverse effect on the Corporation’s financial condition, results of operations, and the capital expenditures required to advance the Corporation’s business plans. While central banks in Canada, the United States, and globally have taken actions such as raising interest rates in 2022 and 2023 to combat the current inflationary environment, there can be no assurance that any governmental action that has or will be taken to control inflationary or deflationary cycles will be effective, or whether any governmental action may contribute to economic uncertainty or a recession. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Corporation’s business, results of operations, cash flow, financial condition, and the price of the Common Shares.

The recent and ongoing conflict in Ukraine and the global response to this conflict has resulted in significant uncertainty.

The Corporation has a substantial physical presence and operations outside of North America, including in Europe. The ongoing conflict in Ukraine and the global response to this conflict has resulted in significant uncertainty. Should this conflict expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, it could result in adverse effects on the Corporation’s operations. In addition, the extent and impact of political instability, resulting from, and sanctions imposed in connection with, the conflict in Ukraine, as well as the conflict itself, may cause financial market volatility, impact the global economy and the markets in which the Corporation operates, and have the effect of heightening certain other risks described herein and in the documents incorporated by reference herein. In particular, there may be an increased risk of cyberattacks by state actors or criminal elements. Any increase in such attacks on the Corporation or its systems could adversely affect its platforms, networks, systems, or other operations. The Corporation may not be able to address these cybersecurity threats proactively or implement adequate preventative measures, and it may be unable to detect and address any such disruption or security breach, promptly or at all.

Regional energy shortage and price increases may have a material adverse effect on the Corporation.

Parts of the world are experiencing energy shortages which appear to be related to a resurgence in demand due to an economic recovery in certain regions, regulatory restrictions, weather events, and challenges related to the transition to renewable energy generation. Prices for energy inputs critical to manufacturing, such as natural gas and electricity, rose dramatically in parts of Europe and Asia in 2022 and may continue to increase in these or other markets. Russia’s invasion of Ukraine is expected to continue to disrupt natural gas supplies from Russia to Europe and/or may continue to cause elevated prices to rise further. Prolonged energy disruptions and/or significant energy price increases could have an adverse effect on the Corporation’s operations and profitability.

A recession, slowdown and/or sustained downturn in the economy may have a material adverse effect on the Corporation’s business, results of operations, cash flow, financial condition and the price of the Common Shares.

A recession, slowdown and/or sustained downturn in the economy (or any particular segment thereof) may have a material adverse effect on the Corporation’s business, results of operations, cash flow, financial condition, Order Bookings and the price of the Common Shares. A recession, slowdown and/or sustained downtown in the economy may also have the effect of heightening certain other risks described herein and in the documents incorporated by reference herein. There can be no assurance that any governmental action will be taken to curb or prevent a recession, slowdown and/or sustained downtown or that any governmental action taken will be effective. A recession, slowdown and/or sustained downtown may also lead to instability in credit and equity markets, affect the Corporation’s ability to finance its operations, or finance on favourable terms. The impact of any recession, slowdown and/or sustained downturn on the financial condition, cash flows, operations, credit risk, liquidity and availability of credit of the Corporation is uncertain and cannot be predicted. Management will continue to monitor and assess the risk and potential impact of any recession, slowdown and/or sustained downturn on its judgments, estimates, accounting policies and amounts recognized in the consolidated financial statements.

Infectious disease, the COVID-19 pandemic, as well as other pandemics or epidemics, could have a material adverse effect on our operations, prospects, business, financial condition and results of operations.

A local, regional, national or international outbreak of a infectious disease, pandemic or similar public health threat, or a fear of any of the foregoing, including, but not limited to, the ongoing COVID-19 pandemic, could result in restrictive measures being taken by the Corporation or various governments and businesses which may result in additional risks and uncertainties to ATS’ business, operations and financial condition. The extent of the effect of the disease, pandemic, or public health threat on ATS’ operational and financial performance will depend on numerous factors, including the duration, spread and intensity of the outbreak, the actions by governments and others taken to contain the outbreak or mitigate its impact and changes in the preferences of consumers, all of which are uncertain and difficult to predict as such factors evolve rapidly over the course of any such event or public health threat.

Certain aspects of ATS’ business and operations that have been or could potentially continue to be impacted by the outbreak of any disease, pandemic, or public health threat include impacts on customer demand, elongation of the sales cycle for the Corporation’s products, order cancellations or scope reductions as customers limit capital or operating expense spending, a reduction or suspension of ATS operations, disruption of global supply chains and equipment installation and servicing, increased government regulations, legislative interventions and taxation, disruption of cross-border movement of goods and people, increased operating costs, temporary or long-term labour shortages or disruptions, difficulties in recruiting and integrating new employees, impairments and/or write-downs of assets, decreased supply of electricity and natural gas, impacts on the timing and extent of capital expenditures, and increased market volatility.

The economic, global financial and market impacts of disease, pandemic, and public health threats faced by the Corporation, including subsequent waves of disease, may lead to instability in credit and equity markets, affect the Corporation’s ability to finance its operations on favourable terms, directly impact the Corporation’s share price, and lead to increased competition and adverse changes in the financial condition of the Corporation’s customers and their ability to obtain credit, or credit at a reasonable cost, to fund growth.

With respect to the COVID-19 pandemic in particular, while certain pandemic-related risks are receding and restrictions to contain the spread of the virus have lifted in many regions, the pandemic continues to have, and a new disease outbreak could have, an impact on the global economy, including contributing to high levels of inflation, supply chain issues, rising interest rates and the resulting threat of recession. In addition, public health measures continue to be implemented in certain regions or countries, and may be reinstated in other areas.

The loss of or significant reduction in business with one or more of our significant customers could have a material adverse effect on our business and results of operations.

Certain of the markets in which ATS operates may have or develop a higher customer concentration. The loss of or significant reduction in business with one or more of ATS’ significant customers could have a material adverse effect on ATS’ business and results of operations. Revenue from customers that have accounted for significant historical sales could grow over time, leading to higher customer concentration and revenue from customers that have accounted for significant sales in the past may not reach or exceed historical levels in any future period. Customer concentration increases credit risk and may also have the effect of heightening certain other risks described herein and in the documents incorporated by reference herein. Shifts in market share away from a significant customer could also have a material adverse effect on ATS’ business and results of operations. If ATS loses or experiences a significant reduction of business from a significant customer, ATS may not be able to replace the lost revenue with revenue from other customers.

The Corporation’s current and potential competitors may have advantages relative to ATS.

The Corporation’s current and potential competitors may have greater brand recognition, more established distribution networks, access to larger customer bases, and substantially greater financial, distribution, technical, sales, marketing, manufacturing, and other resources than ATS. As a result, those competitors may have advantages relative to ATS, including stronger bargaining power with suppliers that may result in more favourable pricing, better access to supplies in times of shortages, economies of scale in production, the ability to respond more quickly to changing customer demands, and the ability to devote greater resources to the development, promotion, and sales of their products and services. Additionally, ATS is facing competitors with manufacturing operations in low-cost countries. While the Corporation continues to utilize its current manufacturing footprint to take advantage of manufacturing opportunities in low-cost countries, management cannot guarantee that ATS will be able to fully realize such opportunities. If the Corporation is unable to compete effectively, it may experience a loss of market share or reduced profitability.

The Corporation obtains a significant portion of its contracts through competitive bidding processes that subject ATS to the risk that it will expend substantial time and effort on proposals for contracts that may not be awarded to it. ATS cannot assure that it will continue to win competitively awarded contracts at the same rate as in the past.

Investors in our Common Shares may face dilution from future offerings by the Corporation.

The number of Common Shares that the Corporation is authorized to issue is unlimited. Subject to the rules of any applicable stock exchange on which the Common Shares are listed (including the TSX and the NYSE) and applicable securities laws, the Corporation may, in its sole discretion, issue additional Common Shares from time to time, and the interests of the Corporation’s shareholders may be diluted thereby. The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

The Corporation may require but be unable to attain additional capital which may impair its ability to deliver on its business and growth strategies.

The Corporation’s ability to generally carry on its business and pursue its growth strategy may require it to raise additional capital. Additional capital may be sought through public or private debt or equity financings by ATS or another ATS entity and may result in dilution to or otherwise may have a negative effect on existing shareholders. Further, there can be no assurances that additional financing will be available to ATS when required or desired by ATS, on advantageous terms or at all, which may adversely affect ATS’ ability to carry on its business.

ATS relies on long-term borrowings and access to revolving credit facilities to fund its ongoing operations. The Corporation’s ability to refinance or renew such debt is dependent upon financial market conditions. ATS has senior notes maturing in 2028 (“Senior Notes”), a senior secured credit facility that is committed to 2026, and a non-amortized secured term credit facility maturing in November 2024. Renewed or additional financing may not be available when required, or may not be available on commercially favourable or otherwise satisfactory terms in the future. The Corporation may need to raise additional debt or equity capital to fund strategic acquisitions, expand its operations and distribution networks, invest in partnerships and research and development, enhance its services and products, or invest in or acquire additional capital assets or complementary products, services, businesses, or technologies. The ability of ATS to arrange such financing to fund investments in future opportunities will depend in part upon prevailing capital market conditions as well as the Corporation’s business performance and investor perception of future business potential. ATS’ access to financial markets could be adversely impacted by various factors including but not limited to: changes in credit markets that reduce available credit or the ability to renew existing facilities on acceptable terms or at all; a deterioration in the Corporation’s financial situation that would violate current covenants and/or prohibit the Corporation from obtaining capital from banks, financial institutions, or investors; an adverse perception in capital markets of ATS’ financial condition or prospects; a decline in credit ratings; extreme volatility in credit markets that increase margin or credit requirements; significant and rapid increases in market interest rates; volatility in equity markets where ATS stock trades; general economic conditions; or volatility in ATS’ results that would substantially increase the cost of its capital. A lowering or withdrawal of the debt ratings assigned to the Corporation and its Senior Notes by rating agencies may increase future borrowing costs and reduce access to capital. The debt under its Senior Notes currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any lowering of the Corporation’s credit rating may make it more difficult or more expensive to obtain additional debt financing.

Any debt financing secured by ATS in the future could involve restrictive covenants relating to its capital-raising activities and other financial and operational matters, which may make it more difficult for ATS to obtain additional capital and to pursue business opportunities, including potential acquisitions. There can be no assurance that ATS will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to management or at all. If ATS raises additional funds through further issuances of convertible debt or equity securities, its existing shareholders could suffer significant dilution, and any new equity securities ATS might issue could have rights, preferences, and privileges superior to those attaching to the Common Shares.

If ATS raises additional funds through the issuance or incurrence of additional debt, the Corporation’s degree of leverage could increase significantly and could have material adverse consequences, including: limiting the ability of the Corporation to further access financial markets as described above; having to dedicate a portion of the Corporation’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, innovation, and future business opportunities; exposing the

Corporation to increased interest expense on borrowings at various rates; limiting the Corporation’s ability to adjust to changing market conditions; placing the Corporation at a competitive disadvantage compared to its competitors that have less debt; making the Corporation vulnerable in a downturn in general economic conditions; and rendering the Corporation unable to make capital expenditures that are important to its growth and strategies. As the amount of debt issued or incurred by the Corporation increases, there is an increased risk that cash flows generated by the Corporation will be insufficient to service its debt obligations.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation’s board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade the Common Shares, the price of our Common Shares could decline.

The trading market for our Common Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our Common Shares would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, the price of our Common Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Common Shares could decrease, which might cause the price and trading volume of our Common Shares to decline.

We will incur increased costs as a result of being a public company in the United States, and our management will be required to devote substantial time to United States public company compliance efforts.

As a public company in the United States, we will incur additional legal, accounting, NYSE, reporting and other expenses that we did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could harm our business, results of operations and financial condition.

If our efforts to comply with new U.S. laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against us and our business may be adversely affected. As a public company in the United States, it is more expensive for us to obtain or retain director and officer liability insurance, and we will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for us to attract and retain qualified directors.

The U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”), requires that we maintain effective disclosure controls and procedures and internal control over financial reporting.

Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), we will be required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which will in the future, starting with respect to the year ended March 31, 2025, be required to be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. In addition, in the event that we are not able to demonstrate compliance with the U.S. Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our Common Shares may decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

We are a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. For example, we do not intend to follow the minimum quorum requirements for shareholder meetings as well as certain NYSE shareholder approval requirements prior to the issuance of securities, as permitted for foreign private issuers. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Following the completion of the Offering, we may cease to qualify as a foreign private issuer. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase our costs of being a public company in the United States.

The Corporation is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

The Corporation is governed by the OBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Corporation’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the OBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Corporation’s articles) the OBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the OBCA, holders of 5% or more of the Corporation’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As the Corporation is organized under the laws of a Canadian province and certain of its directors and officers reside in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on the Corporation to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

The Corporation is governed by the OBCA with its principal place of business in Canada, certain of its directors and officers reside or are organized outside of the United States and a portion of the Corporation’s assets or the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Corporation’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

If a U.S. Holder is treated as owning at least 10% of the Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below under “Certain U.S. Federal Income Tax Considerations”) is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, we expect that, because of certain recent changes in U.S. federal tax constructive ownership rules, certain of our non- U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income”, and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may toll the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Common Shares.

The Corporation may be negatively impacted by changes in taxation rates or laws.

Changes in taxation rates or law, or misinterpretation of the law or any failure to manage tax risks adequately could result in increased charges, financial loss, including penalties and reputational damage, and which could have a material adverse effect on our prospects, business, financial condition and results of operations.

ATS’ overall effective income tax rate may be adversely affected by the following: changes to current domestic laws in the countries in which the Corporation operates; changes to or terminations of the income tax treaties the Corporation currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries; changes in domestic laws and income tax treaties that may result from the Organization for Economic Co-operation and Development (OECD) initiatives against base erosion and profit sharing (BEPS); changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Corporation’s overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Corporation’s operations; or other factors.

The Corporation may have exposure to greater than anticipated tax liabilities or expenses. ATS is subject to income taxes and non-income taxes in a variety of jurisdictions and its tax structure is subject to review by both domestic and foreign taxation authorities. The determination of the Corporation’s worldwide provision for income taxes and other tax liabilities requires significant judgment. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. As outlined in note 18 to the Annual Financial Statements, the Corporation has unrecognized deferred income tax assets which are reassessed at each reporting date and are recognized to the extent that it has become probable the benefit will be recovered. If the Corporation achieves a consistent level of profitability, the likelihood of recording a deferred income tax asset on its consolidated balance sheets for some portion of the losses incurred in prior periods in one of its business jurisdictions will increase. Any change to the recognition of the deferred income tax asset would also result in an income tax recovery or income tax expense, as applicable, on the Corporation’s consolidated statements of operations in the period in which the recognition of assets is changed. In addition, if the Corporation has recorded a deferred income tax asset on the consolidated balance sheets, it will record income tax expense in any period in which it uses that deferred income tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect the Corporation’s business operations, results of operations and financial condition.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Most recently, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the U.S. Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank was also placed into receivership, and, on May 1, 2023, First Republic Bank (“First Republic”), was also placed into receivership, with the FDIC accepting a bid from JPMorgan Chase Bank to assume all deposits, including all uninsured deposits, and substantially all assets of First Republic. Although ATS does not currently have any deposits at or credit facilities with such banks, some of our current vendors and/or customers might be affected. If the failure of any bank causes any of our vendors and/or customers to face financial difficulties, it could lead to a delay or inability to deliver goods and services to us or a delay or inability for our customers to pay for our products and services. On March 20, 2023, UBS Group AG agreed to buy Credit Suisse Group AG in a Swiss government-brokered deal. Despite the steps taken by central banks and other regulators to contain the effects of events affecting these financial institutions on the broader global financial system, it is not possible to predict whether other financial institutions will suffer similar problems. In the event of bankruptcy of any of the financial institutions in which the Corporation has deposits or investment assets, the Corporation may not be able to recover any such deposits or investment assets in full. Any further developments that might adversely impact financial institutions to which we have exposure to could materially and adversely affect our business, results of operations, and overall financial condition.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated capitalization of the Corporation since the date of the Annual Financial Statements which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference herein.

The following table sets forth the consolidated capitalization of the Corporation as at March 31, 2023 and the as-adjusted consolidated capitalization of the Corporation as at March 31, 2023 after giving effect to the Offering (without giving effect to the exercise of the Over-Allotment Option). The table should be read in conjunction with the Annual Financial Statements and notes thereto incorporated by reference in this Prospectus Supplement.

Description	As at March 31, 2023, before giving effect to the Offering (C$000s)	As at March 31, 2023 after giving effect to the Offering (C$000s)(1)(2)
Debt
Bank indebtedness	$5,824	$5,824
Long-term debt	$1,155,786	$837,686
Lease liabilities	$97,249	$97,249
Total Indebtedness	$1,258,859	$940,759	(3)
Equity
Share capital	$520,633	$838,733
Contributed surplus	$15,468	$15,468
Accumulated other comprehensive income	$60,040	$60,040
Retained earnings	$530,707	$530,707
Non-controlling interests	$3,735	$3,735
Total Equity	$1,130,583	$1,448,683
Total Capitalization	$2,389,442	$2,389,442

Notes:

(1)

Assumes net proceeds of the Offering of US$235,107,000 (C$318,099,771) (gross proceeds of US$246,000,000 (C$332,838,000), net of Underwriters’ Fee of US$9,225,000 and expenses of the Offering of approximately US$1,668,000). Converted from US$ to C$ using the rate of exchange of US$1.000 equals C$1.353, which is the rate of exchange posted by the Bank of Canada on March 31, 2023.

(2)	Assumes 6,000,000 Offered Shares are issued in connection with the Offering (without exercise of the Over-Allotment Option).
(3)	Assumes C$318,099,771 outstanding under the Credit Facilities (as defined herein) is repaid using the net proceeds of the Offering.

After giving effect to the Offering, 6,000,000 Offered Shares (6,900,000 Offered Shares if the Over-Allotment Option is exercised in full) will be issued from the Corporation’s treasury. See “Plan of Distribution (Conflicts of Interest)”.

USE OF PROCEEDS

The aggregate net proceeds to be received by us from the sale of the Offered Shares under the Offering are approximately US$235,107,000 after deducting the Underwriters’ Fee and other expenses relating to the Offering payable by us, which are estimated to be US$10,893,000. If the Over-Allotment Option is exercised in full, the estimated net proceeds of the Offering, after deducting the Underwriters’ Fee payable to the Underwriters and the estimated expenses of the Offering, are expected to be US$270,623,250.

ATS expects that the net proceeds of the Offering will be used for strategic opportunities, including acquisitions, as well as working capital requirements and general corporate purposes. Consistent with ATS’ value creation strategy, ATS may execute on strategic opportunities, including disciplined acquisitions, if and when such opportunities arise, that drive the creation of long-term sustainable shareholder value. Pending those strategic opportunities, ATS expects to use the net proceeds to pay down amounts drawn on its C$750.0 million revolving senior secured line of credit (the “Senior Revolver”). However, management of the Corporation will have discretion with respect to the actual use of the net proceeds of the Offering. See “Risk Factors”. Affiliates of certain of the Underwriters are lenders under the Senior Revolver and are expected to receive some of the net proceeds of the Offering. See “Plan of Distribution (Conflicts of Interest)” and “Relationship Between ATS and Certain of the Underwriters”.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offered Shares shall be identical in their terms to all other Common Shares. This Prospectus qualifies the distribution of the Offered Shares and the Additional Shares and the grant of the Over-Allotment Option. The following is a summary of the material attributes and characteristics of the Common Shares. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles, which are available electronically on SEDAR at www.sedar.com. Further information relating to the Common Shares is set out in the Corporation’s current AIF, which is incorporated by reference herein.

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As at the date of this Prospectus, 91,939,688 Common Shares are issued and outstanding.

Shareholders are entitled to receive notice of and attend all meetings of shareholders, with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Corporation. Shareholders are entitled upon liquidation, dissolution, or winding-up of the Corporation to receive the remaining assets of the Corporation available for distribution to shareholders. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Common Shares will be issued and registered to CDS or its nominee, or DTC or its nominee, under the book-entry only system. Except in limited circumstances, no shareholder will be entitled to a certificate evidencing that person’s interest in or ownership of a Common Share.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the Underwriting Agreement, the Corporation has agreed to issue and sell and the Underwriters have agreed to purchase, as principals, severally and not jointly (within the meaning of such terms under the laws of the State of New York) on the Closing Date, or such earlier or later date as the Corporation and the Underwriters may agree, but in any event no later than June 6, 2023, the number of Offered Shares set out opposite their respective names below, representing an aggregate of 6,000,000 Offered Shares, at a price of US$41.00 per Offered Share, for aggregate gross consideration of US$246,000,000, payable in cash against delivery of the Offered Shares.

The Offering Price was determined by negotiation between the Corporation and the Underwriters, with reference to the then-current market price for the Common Shares.

Underwriter	Number of Offered Shares
Goldman Sachs & Co. LLC	2,460,000
J.P. Morgan Securities LLC	2,160,000
TD Securities Inc.	420,000
Scotia Capital (USA) Inc.	240,000
National Bank Financial Inc.	240,000
Cormark Securities Inc.	90,000
Stifel Nicolaus Canada Inc.	90,000
Commerz Markets LLC	75,000
Raymond James Ltd.	75,000
RBC Dominion Securities Inc.	75,000
UniCredit Capital Markets LLC	75,000
Total	6,000,000

The Offered Shares are being offered in the United States by the U.S. Underwriters and in Canada by the Canadian Underwriters pursuant to the Underwriting Agreement. The Offering is being made concurrently in Canada under the terms of the Base Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Registration Statement, of which the Base Shelf Prospectus and this Prospectus Supplement form part, through the Underwriters and/or affiliates thereof registered to offer the Offered Shares for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters, their affiliates, or such other registered dealers as may be designated by the Underwriters, may offer the Offered Shares outside of Canada and the United States. Notwithstanding the foregoing, neither UniCredit Capital Markets LLC nor Commerz Markets LLC are registered to purchase or sell the Offered Shares being distributed under the Offering in any Canadian jurisdiction and, accordingly, will only purchase and sell or offer to sell the Offered Shares to investors outside Canada in connection with the Offering.

In consideration for the services provided by the Underwriters in connection with the Offering, and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Fee equal to 3.75% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option). The Corporation will be responsible for all expenses related to the Offering, whether or not it is completed, including fees and certain out-of-pocket expenses of the Underwriters in connection with the Offering in an amount not to exceed US$50,000. We have agreed to grant to the Underwriters the Over-Allotment Option, exercisable, in whole or in part, on or prior to the Over-Allotment Deadline, to purchase up to an additional number of Additional Shares that is equal to 15% of the number of Offered Shares sold hereunder, at a price equal to the Offering Price and otherwise on the same basis as the purchase of the Offered Shares, solely to cover over-allotments, if any, and for market stabilization purposes. The

Over-Allotment Option is exercisable by the Underwriters giving notice to the Corporation prior to the Over-Allotment Deadline, which notice shall specify the number of Additional Shares to be purchased. This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares issuable on the exercise thereof. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires those Additional Shares under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint (within the meaning of such terms under the laws of the State of New York) and are subject to certain closing conditions. The Underwriters may terminate their obligations under the Underwriting Agreement by notice given by their representatives to the Corporation, if after the execution and delivery of the Underwriting Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, NYSE, Nasdaq or the TSX, (ii) trading of any securities of the Corporation shall have been suspended on the NYSE or TSX, (iii) a material disruption in commercial banking or securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities involving the United States or Canada or the declaration by the United States or Canada of a national emergency or war, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the judgment of Goldman Sachs and J.P. Morgan, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the judgment of Goldman Sachs and J.P. Morgan, impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Shares on the terms and in the manner contemplated in this Prospectus Supplement. The Underwriters are, however, subject to certain closing conditions, severally and not jointly, obligated to take up and pay for all of the Offered Shares that they have agreed to purchase if any Offered Shares are purchased under the Underwriting Agreement.

Subject to the terms of the Underwriting Agreement, the Corporation has also agreed to indemnify the Underwriters and their respective affiliates against certain liabilities, including civil liabilities under Canadian and United States securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof. The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement and the Base Shelf Prospectus, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Offered Shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pursuant to the Underwriting Agreement, the Corporation has agreed that until the date that is 90 days following the date of the Underwriting Agreement (the “Restricted Period”), it will not, directly or indirectly, and will not publicly disclose any intention to, without the prior written consent of any of Goldman Sachs and J.P. Morgan, on behalf of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed, subject to certain exceptions: (i) offer, sell, contract to sell, pledge, issue or grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or submit or file any registration statement with the SEC, or prospectus with Canadian securities regulators relating to, any securities of the Corporation that are substantially similar to the Common Shares, including but not limited to any options or warrants to purchase Common Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition submission or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of

Common Shares or any other such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing restriction shall not apply to (a) Offered Shares to be sold under the Underwriting Agreement; (b) the grant, issuance, exercise, vesting or settlement of awards (including Common Shares underlying such awards) pursuant to any employee, executive or director incentive compensation arrangement of the Corporation in accordance with the terms and conditions of the benefit plans described in this Prospectus Supplement or the documents incorporated by reference herein, as may be adopted, amended or restated; (c) upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of the Underwriting Agreement; (d) as consideration in connection with arm’s length acquisitions; or (e) the filing of one or more registration statements on Form S-8 relating to stock options, other equity awards, or employee benefit plans of the Corporation described in the Prospectus Supplement.

In addition, the directors and officers of the Corporation have executed “lockup” letters pursuant to which, until the date that is 90 days following the date of the Underwriting Agreement, they have agreed that they will not, and will not publicly disclose the intention to, without the consent of any of Goldman Sachs and J.P. Morgan, on behalf of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed, subject to certain exceptions: (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Common Shares, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares (such options, warrants or other securities, collectively, “Derivative Instruments”), including without limitation any such Common Shares or Derivative Instruments now owned or hereafter acquired; (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the lock-up party or someone other than the lock-up party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Common Shares or Derivative Instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Shares or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “Transfer”); (iii) make any demand for or exercise any right with respect to the registration of any Common Shares or Derivative Instruments; or (iv) agree to or publicly announce any intention to do any of the foregoing. The exceptions include: (a) bona fide gifts to the immediate family of the lock-up parties, provided the recipient thereof agrees in writing for the benefit of the Underwriters to be bound by the terms of the lock-up agreement for the remainder of its term; (b) dispositions to any trust for the direct or indirect benefit of the lock-up parties and/or the immediate family of the lock-up parties, provided that such trust agrees in writing for the benefit of the Underwriters to be bound by the terms of the lock-up agreement for the remainder of its term; (c) pledges or security interests, provided that the pledgee or beneficiary of the security interest agrees in writing for the benefit of the Underwriters to be bound by the terms of the lock-up agreement for the remainder of its term; (d) the sale, exercise, vesting or settlement of awards (including Common Shares underlying such awards) issued pursuant to any employee, executive or director incentive compensation arrangement of the Corporation in accordance with the terms and conditions of the benefit plans described in this Prospectus Supplement, as may be adopted, amended or restated, provided that the aggregate number of Common Shares transferred or disposed of by the lock-up party pursuant to this clause (d) does not exceed 50,000 Common Shares; or (e) transfers pursuant to a bona fide third party take-over bid made to all shareholders of the Corporation, a plan of arrangement or amalgamation involving a change of control of the Corporation, or similar acquisition or business combination transaction provided that in the event that the take-over bid, plan of arrangement or amalgamation, or acquisition or business combination transaction is not completed, any Common Shares, as applicable, held by the lock-up party shall remain subject to the restrictions contained in the lock-up agreement. Goldman Sachs and J.P. Morgan, in their sole discretion, may release the securities subject to any of the lock-up agreements, in whole or in part at any time. See “Risk Factors – Dilution and – Discretion in Use of Proceeds”.

The outstanding Common Shares are listed and posted for trading on the TSX under the symbol “ATS”. On May 24, 2023, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$58.93 or US$43.39 per Common Share (based on the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada on May 24, 2023, of US$1.000 = C$1.358). The TSX has conditionally approved the listing of the Offered Shares and Additional Shares to be issued by the Corporation, if the Over-Allotment Option is exercised, on the TSX. The Offered Shares, the Additional Shares and the outstanding Common Shares have been approved for listing on the NYSE under the symbol “ATS”. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX and NYSE, respectively.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds to be paid by the Underwriters to the Corporation.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (a) a bid or purchase permitted under the by-laws and rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (b) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. In connection with this distribution, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, the NYSE or otherwise. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Common Shares while the Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Common Shares available for purchase in the open market compared with the price at which they may purchase Common Shares through the Over-Allotment Option. If, following the closing of the Offering, the market price of the Common Shares decreases, the short position created by the over-allocation position in the Common Shares may be filled through purchases in the open market, creating upward pressure on the price of the Common Shares. If, following the closing of the Offering, the market price of Common Shares increases, the over-allocation position in the Common Shares may be filled through the exercise of the Over-Allotment Option.

The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will acquire such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the Corporation will arrange for the instant deposit of the Offered Shares by the Underwriters under the book-based system of registration, to be registered to DTC and deposited with DTC on the Closing Date, or as otherwise may be agreed to among the Corporation and the Underwriters. In the case of certain Canadian purchasers, the Corporation may alternatively arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS or its nominee and deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased.

Conflicts of Interest

As described in “Use of Proceeds”, pending the execution of strategic opportunities, ATS expects to use the net proceeds of the Offering to pay down amounts drawn on the Senior Revolver. As a result, affiliates of one or more of the Underwriters could receive 5% or more of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering is being conducted in compliance with FINRA Rule 5121. Any underwriter with a conflict of interest pursuant to Rule 5121 will not confirm sales of the Offered Shares to any account over which it exercises discretionary authority without the prior written approval of the customer. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Goldman Sachs will act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with the Offering. We have agreed to indemnify Goldman Sachs against certain liabilities in connection with acting as a qualified independent underwriter, including liabilities under the U.S. Securities Act.

In addition, the Corporation may be considered a “connected issuer” of certain Underwriters within the meaning of National Instrument 33-105 – Underwriting Conflicts for the purposes of applicable Canadian securities legislation. See “Relationship Between ATS and Certain of the Underwriters”.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area (each a “Relevant State”), no Common Shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the relevant competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined herein), except that offers of Common Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of Common Shares shall require the Corporation or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to, and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any Common Shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a member state to qualified investors as so defined, or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any Common Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

The Corporation has not authorized and does not authorize the making of any offer of Common Shares through any financial intermediary on its behalf, other than offers made by the Underwriters with a view to the final placement of the Common Shares as contemplated in this Prospectus. Accordingly, no purchaser of the Common Shares, other than the Underwriters, is authorized to make any further offer of the Common Shares on behalf of the sellers or the Underwriters.

United Kingdom

No Common Shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Common Shares that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of Common Shares may be made to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets 2000 Act (as amended, the “FSMA”),

provided that no such offer of Common Shares shall require the Corporation or any Underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression of an “offer to the public” in relation to any Common Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this Prospectus Supplement is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the FPO (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this Prospectus Supplement or use it as the basis for taking any action. In the United Kingdom, any investment or investment activity that this Prospectus Supplement relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus Supplement or any of its contents.

Each Underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Common Shares. The Common Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the Common Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This Prospectus Supplement relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This Prospectus Supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this

Prospectus Supplement nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus. The Common Shares to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.

Hong Kong

The Common Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the Common Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (FIEL) has been made or will be made with respect to the solicitation of the application for the acquisition of the Common Shares. Accordingly, the Common Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan. For Qualified Institutional Investors (QII) please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may be transferred only to QIIs. For Non-QII Investors please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may be transferred only en bloc without subdivision to a single investor.

Singapore

This Prospectus Supplement and the accompanying Base Shelf Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, this Prospectus Supplement and the accompanying Base Shelf Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Common Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Common Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) pursuant to Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offer of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notification under Section 309B(1)(c) of the SFA

The Corporation has determined that the Common Shares are (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Corporation has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the Common Shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Australia

No “prospectus” or other “disclosure document”, as each of those terms are defined in the Corporations Act 2001 of Australia (the “Australian Corporations Act”), in relation to the Common Shares has been, or will be, lodged with the Australian Securities and Investments Commission. Each Underwriter has represented and agreed that it: (a) has not made (directly or indirectly) or invited, and will not make (directly or indirectly) or invite, an offer of the Common Shares for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and (b) has not distributed or published, and will not distribute or publish, this Prospectus Supplement, the accompanying Base Shelf Prospectus or any other offering material or advertisement relating to the Common Shares in Australia, unless: (i) the aggregate consideration payable for such Common Shares on acceptance of the offer is at least A $500,000 (or its equivalent in any other currency, in either case calculated in accordance with both section 708(9) of the Australian Corporations Act and regulation 7.1.18 of the Corporations Regulations 2001 of Australia) or the offer or invitation does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Australian Corporations Act; (ii) the offer or invitation constitutes an offer to either a “wholesale client” or “sophisticated investor” for the purposes of Chapter 7 of the Australian Corporations Act; (iii) such action complies with any applicable laws, regulations and directives (including without limitation, the licensing requirements set out in Chapter 7 of the Australian Corporations Act) in Australia; and (iv) such action does not require any document to be lodged with Australian Securities and Investments Commission or any other regulatory authority in Australia.

RELATIONSHIP BETWEEN ATS AND CERTAIN OF THE UNDERWRITERS

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the Underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

Specifically, bank affiliates of Goldman Sachs, J.P. Morgan, TD Securities Inc., Scotia Capital (USA) Inc., National Bank Financial Inc., Commerz Markets LLC and UniCredit Capital Markets LLC (such bank affiliates, collectively, the “Banks”) are lenders to ATS under the Corporation’s Senior Revolver, among the Corporation, the Banks and certain other financial institutions, pursuant to which the Banks and other financial institutions have made available to the Corporation the Senior Revolver, in addition to an aggregate of C$108.5 million made available by certain of the Banks pursuant to various loan agreements (collectively, the “Credit Facilities”). As a result, the Corporation may be considered a “connected issuer” of these Underwriters within the meaning of National Instrument 33-105 – Underwriting Conflicts for the purposes of applicable Canadian securities legislation.

As of May 23, 2023, approximately C$730.8 million has been drawn under the Credit Facilities. Indebtedness under the Credit Facilities is secured by certain assets of the Corporation, including a pledge of shares of certain of the Corporation’s subsidiaries. ATS is in compliance in all material respects with the terms and conditions of the Credit Facilities and no breach thereunder has been waived by the Banks under such agreements since their execution. Except as disclosed in this Prospectus Supplement or the documents incorporated by reference herein, there has been no material change in the financial position of the Corporation since the execution of the Credit Facilities. The decision to offer the Offered Shares hereunder was made independently of the Banks and such lenders had no influence as to the determination of the terms of the Offering. The terms and conditions of the Offering were established through negotiations between the Corporation and the Underwriters, without involvement of the Banks. The Underwriters will derive no direct benefit from the Offering other than their respective share of the Underwriters’ Fee. As described in “Use of Proceeds”, pending the execution of strategic opportunities, ATS expects to use the net proceeds of the Offering to pay down amounts drawn on the Senior Revolver, if the Corporation determines it is beneficial to do so.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Corporation (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Corporation. The Underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. See “Plan of Distribution – Conflicts of Interest”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Borden Ladner Gervais LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, the following summary, as of the date hereof, fairly presents the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of the Offered Shares, by a holder who acquires, as beneficial owner, the Offered Shares pursuant to this Prospectus. This summary applies only to a holder who is a beneficial owner of Offered Shares acquired pursuant to this Offering and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriters; (ii) is not affiliated with the Corporation or the Underwriters; and (iii) holds the Offered Shares as capital property (a “Holder”). Offered Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder (“Regulations”) in force as of the date hereof; (ii) all specific proposals (“Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account other federal laws, the laws of any province or territory of Canada or the laws of any jurisdiction outside of Canada.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts related to the acquisition, holding or disposition of Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a “Resident Holder”). This portion of the summary is not applicable to a Resident Holder: (a) that is a “financial institution”, as defined in the Tax Act for purposes of the “mark-to-market rules” contained in the Tax Act; (b) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that has elected to report its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (e) that enters into a “derivative forward agreement” as defined in the Tax Act with respect to the Common Shares; or (f) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Any such Resident Holder to which this summary does not apply should consult its own tax advisor.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident person or group of persons not dealing at arm’s length with each other for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to the consequences of acquiring Common Shares.

Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Offered Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.

Such dividends received by a Resident Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends”. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Such Resident Holders should consult their own tax advisors.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined in the Tax Act), will generally be liable to pay a tax under Part IV of the Tax Act (refundable under certain circumstances) on dividends received (or deemed to be received) on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dispositions of Offered Shares

A disposition or a deemed disposition of an Offered Share (except to the Corporation, other than a purchase by the Corporation in the open market, if the Corporation acquired the Offered Share in the manner in which shares would normally be purchased by any member of the public in the open market) by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof and any reasonable costs of disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada—Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Income Taxes

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as proposed to be defined in the Tax Act in the draft legislation released by the Minister of Finance (Canada) on August 9, 2022) may be liable to pay a tax (refundable under certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.

In general terms, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Offered Shares or realizes a capital gain on the disposition or deemed disposition of Offered Shares may be liable for alternative minimum tax under the Tax Act.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act) and such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980) (the “U.S.-Canada Treaty”), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of an Offered Share unless the Offered Share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act at the time of disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, an Offered Share will not constitute taxable Canadian property of a Non-Resident Holder provided that the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, unless at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non- Resident Holder, (b) persons with whom the Non- Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in, such properties, whether or not such property exists. An Offered Share may be deemed to be “taxable Canadian property” in certain other circumstances.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of an Offered Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention, the consequences described above under the headings “Holders Resident in Canada – Dispositions of Offered Shares” and “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Common Shares by U.S. Holders (as defined herein). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Offering and hold such Common Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the Internal Revenue Code of 1986, as amended (the “IRC”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law such as certain financial institutions, thrifts, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, U.S. Holders who hold Common Shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, U.S. Holders whose “functional currency” (as defined in the IRC) is not the U.S. dollar, U.S. Holders that own directly, indirectly or through attribution 10% or more of the total combined voting power or value of all classes of our shares entitled to vote, corporations that accumulate earnings to avoid U.S. federal income tax, persons who acquired our shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities. This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences or the requirements of Section 451 of the IRC with respect to conforming the timing of income accruals to financial statements. We have not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, (1) an individual who is a citizen or resident alien of the United States for U.S. federal income tax purposes, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership or pass-through entity for U.S. federal income tax purposes is the beneficial owner of Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity and the particular partner. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Common Shares is urged to consult its own tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Persons considering an investment in Common Shares are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (including amounts withheld to pay Canadian withholding taxes) in gross income as ordinary income as a dividend when actually or constructively received to the extent paid out of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for these purposes and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that includes an exchange of information provision, although there can be no assurance in this regard as of this filing or prospectively. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as we intend the Common Shares to be. Therefore, subject to the discussion below under “Passive Foreign Investment Company Consequences”, if the U.S.-Canada Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will be treated as “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. If any foreign tax is imposed on the sale, exchange or other disposition of the Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder’s initial tax basis in the Common Shares generally will equal the cost of such Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. For both corporate and non-corporate U.S. Holders, the deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Consequences

If the Corporation were to constitute a passive foreign investment company (“PFIC”) for any year during a U.S. Holder’s holding period or the immediately preceding year, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the purchase, ownership and disposition of the Common Shares. In general, a non-U.S. corporation will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” under the PFIC rules or (2) on average at least 50% of the value of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents (other than rents generated in the active conduct of a trade or business), and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We do not believe we were a PFIC for the year ended March 31, 2023, and do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the near future. However, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we were to be treated as a PFIC in any taxable year, in addition to certain filing requirements described below in “Information Reporting and Backup Withholding”, U.S. Holders of the Common Shares generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) under the PFIC excess distribution rule on any “excess distributions” received from the Corporation and on any gain realized from a sale or other disposition of such Common Shares, regardless of whether the Corporation continues to be a PFIC in the year such distribution is received or gain is realized. A U.S. Holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the Common Shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period in the Common Shares). Gain on the disposition of the Common Shares will be subject to taxation in the same manner as an excess distribution (including taxation at ordinary income rates), described immediately above. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Common Shares ratably over its holding period for Common Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

If, contrary to current expectations, the Corporation was a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. Holders with respect to the Shares that may mitigate some of the adverse tax consequences resulting from PFIC treatment.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the non-U.S. currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of non-U.S. currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the foreign tax credit rules.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business).

Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of Common Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Common Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish, in the manner provided by law, an exemption from backup withholding, or fails to provide a correct taxpayer identification number or make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds

US$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Common Shares. U.S. Holders should also be aware that if we are considered to be a PFIC, they would generally be required to file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investments Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Common Shares and their particular situations.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

TRADING PRICE AND VOLUME

The following table shows the monthly range of high and low prices per Common Share and total monthly volumes traded on the TSX for the 12-month period prior to the date of this Prospectus Supplement.

Month	High (C$)	Low (C$)	Volume (#)
May 1 – 24, 2023	62.98	55.38	3,546,415
April 2023	58.85	51.37	2,960,532
March 2023	56.80	53.25	4,887,474
February 2023	56.50	49.66	3,914,154
January 2023	54.82	41.94	3,116,705
December 2022	47.02	40.75	2,071,648
November 2022	49.26	41.51	5,299,640
October 2022	47.06	36.38	4,157,419
September 2022	41.84	35.64	2,563,693
August 2022	47.17	39.91	3,878,797
July 2022	40.58	33.52	2,763,886
June 2022	38.48	33.90	4,967,078
May 2022	38.00	30.60	7,728,599

PRIOR SALES

The following table sets forth the date, number and prices at which the Corporation has issued Common Shares and securities that are convertible into Common Shares for the 12-month period prior to the date of this Prospectus Supplement:

Date of Issuance	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security	Reason for Issuance

January 1, 2022 – March 31, 2022	Common Shares	7,500	$15.83	Common Shares issued pursuant to exercise of stock options

April 1, 2022 – July 3, 2022	Common Shares	59,701	$15.83 - $20.89	Common Shares issued pursuant to exercise of stock options

July 4, 2022 – October 2, 2022	Common Shares	37,059	$10.46 - $30.07	Common Shares issued pursuant to exercise of stock options

October 3, 2022 – January 1, 2023	Common Shares	26,085	$10.46 - $30.07	Common Shares issued pursuant to exercise of stock options

January 2, 2023 – May 24, 2023	Common Shares	168,814	$10.46 - $30.07	Common Shares issued pursuant to exercise of stock options

LEGAL MATTERS

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on our behalf by Borden Ladner Gervais LLP and on behalf of the Underwriters by Stikeman Elliott LLP. Certain legal matters related to United States law with respect to the Offering will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. As of the date of this Prospectus Supplement, the partners and associates of Borden Ladner Gervais LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than one percent of any class or series of outstanding securities of the Corporation.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation in Canada is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1 and in the United States is Computershare Trust Company, N.A, 462 S. 4th Street Louisville, Kentucky USA 40202. The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, EY Tower, 100 Adelaide Street West, Toronto, Ontario M5H 0B3. Ernst & Young LLP have confirmed that they are (i) independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario, and (ii) an independent registered public accounting firm with respect to the Corporation within the meaning of the U.S. Securities Act, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).

For an initial public offering, compliance with all independence rules of the SEC and Public Company Accounting Oversight Board (United States) are required during the period covering the most recent annual financial statements included in the registration statement and subsequent periods. In addition, compliance with applicable home country independence rules and the SEC’s general standard of independence in Rule 2-01(b) is required for all periods covered by the registration statement.

Prior to the acquisition of iXLOG Unternehmensberatung GmbH (“iXLOG”) by a subsidiary of the Corporation in September 2019, a member firm of Ernst & Young Global Limited (“EYG”) in Germany (“EY Germany”) engaged iXLOG to serve as a subcontractor in connection with an engagement EY Germany had with a third-party client that was terminated in December 2021. The business relationship was not prohibited under the independence rules of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario, and it has also been evaluated under the SEC’s general standard of independence, together with the four guiding principles specified in the introductory text to the SEC’s independence rules. The underlying services provided by iXLOG to EY Germany were for the benefit of the third-party client and do not and will not place Ernst & Young LLP (“EY Canada”) in the position of auditing its own work in connection with the audits of the Corporation’s consolidated financial statements. The business relationship and related fees are not material to the Corporation or EY Germany.

After careful consideration of the facts and circumstances and the applicable independence rules, including the SEC’s general standard, EY Canada has concluded that (i) the aforementioned matter does not impair EY Canada’s ability to exercise objective and impartial judgment in connection with its audits of the Corporation’s consolidated financial statements, and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. After considering this matter, management of the Corporation and its Audit and Finance Committee concurred with EY Canada’s conclusions.

ENFORCEMENT OF CIVIL LIABILITIES

Certain of our operations and assets are located outside the United States, and certain of our officers, directors and shareholders, reside outside of the United States.

The Corporation has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Corporation or its directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Corporation appointed Corporation Service Company, 251 Little Falls Drive Wilmington, DE 19808, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving ATS in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

Certain of our operations and assets are also located outside of Canada, and certain of our officers and directors reside outside of Canada. See “Enforcement of Judgments Against Foreign Persons”.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	January 27, 2022

ATS AUTOMATION TOOLING SYSTEMS INC.

$1,500,000,000

Common Shares

Debt Securities

Subscription Receipts

Warrants

Units

ATS Automation Tooling Systems Inc. (the “Corporation” or “ATS” or “we”) may offer and issue, from time to time, common shares of the Corporation (“Common Shares”), bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, “Debt Securities”), subscription receipts (“Subscription Receipts”), warrants to purchase securities (“Warrants”), or units comprising any combination of the foregoing securities (“Units”). The Common Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by us or one of our subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of among other things, Securities, cash, and assumption of liabilities.

We may sell up to $1,500,000,000 in aggregate initial offering amount of Securities (or the equivalent in other currencies or currency units) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of $1,500,000,000 (or the equivalent in other currencies or currency units) at any time and from time to time during the 25-month period that this prospectus (the “Prospectus”), including any amendments thereto, remains valid.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). This Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities: (i) in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, a United States federal funds rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate), EURIBOR (the Euro Interbank Offered Rate), or any replacements or successors thereto, including SOFR (the Secured Overnight Financing Rate); and/or (ii) that are convertible into or exchangeable for Common Shares and/or other securities of the Corporation.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the currency (which may be United States dollars, Canadian dollars or any other currency), the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, any sinking fund payments and any other terms specific to the Debt Securities being offered, (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities, Units or Warrants, as the case may be, the currency in which the Subscription Receipts are issued and any other terms specific to the Subscription Receipts being offered, (iv) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units and the currency in which the Units are issued. Where required by statute, regulation, or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at the-market distributions” as defined in National Instrument 44-102—Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (“TSX”) or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose. Any “at-the-market distributions” qualified under this Prospectus will be completed in reliance on the statutory exemptions in Part 9 of NI 44-102. See “Plan of Distribution”.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers purchasing as principals, directly to one or more other purchasers, or through agents pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Corporation and, to the extent applicable, any fees, discounts, concessions, or any other compensation payable to underwriters, dealers or agents and any other material terms.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer of an “at-the-market distribution”, and no person or company acting jointly or in concert with such underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares distributed under this Prospectus and the relevant Prospectus Supplement, including selling an aggregate number or principal amount of Common Shares that would result in the underwriter or dealer creating an over-allocation position in the Common Shares. See “Plan of Distribution”.

Our outstanding Common Shares are listed and posted for trading on the TSX under the symbol “ATA”. On January 26, 2022, the last trading day of the Common Shares prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $50.57. Unless otherwise specified in the applicable Prospectus Supplement, any Securities offered hereby other than the Common Shares will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. Prospective investors should review the risk factors in the Prospectus Supplement to be issued in relation to any particular offering of Debt Securities, Subscription Receipts, Warrants or Units. See “Risk Factors”.

Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences in Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion contained in any applicable Prospectus Supplement with respect to a particular offering of the Securities and consult your own tax advisor with respect to your own particular circumstances.

Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus, in the applicable Prospectus Supplement with respect to a particular offering of the Securities and in the documents incorporated by reference herein and therein.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

The Corporation is organized under the Business Corporations Act (Ontario). The registered and head office of the Corporation is located at 730 Fountain Street North, Cambridge, Ontario, N3H 4R7.

Andrew P. Hider, Kirsten Lange, Michael E. Martino and Philip B. Whitehead, directors of the Corporation, reside outside of Canada. Although Mr. Hider, Ms. Lange, Mr. Martino and Mr. Whitehead have appointed ATS Automation Tooling Systems Inc., 730 Fountain Street North, Cambridge, Ontario, N3H 4R7 as their agent for service in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada.

PRESENTATION OF INFORMATION

In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us”, “ATS” and the “Corporation” refer to ATS Automation Tooling Systems Inc. and its subsidiaries, unless the context indicates otherwise.

References to dollars or “$” are to Canadian currency, unless otherwise indicated.

You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains or incorporates by reference “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking statements”). In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws.

The forward-looking statements in this Prospectus and the documents incorporated by reference in this Prospectus include, but are not limited to, the strategic framework; the Corporation’s strategy to expand organically and through acquisition; the ATS Business Model (“ABM”); conversion of opportunities into Order Bookings; the Corporation’s Order Backlog partially mitigating the impact of variable or volatile Order Bookings; rate of Order Backlog conversion; the expected benefits where the Corporation engages with customers on enterprise-type solutions and the potential impact of the Corporation’s approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; expected benefits with respect to the Corporation’s efforts to expand its services revenues; initiatives in furtherance of the Corporation’s goal of expanding its adjusted earnings from operations margin to 15% (the “margin target”) over the long term and potential impact of COVID-19; expectation of synergies from integration of acquired businesses; expectation in relation to future business volume at BioDot (as defined below) and at SP Industries (as defined below); timing and amount of restructuring costs; non-cash working capital levels as a percentage of revenues; expectation in relation to meeting liquidity and funding requirements for investments; potential to use leverage to support growth strategy; the potential impact of COVID-19 and government emergency measures; expected capital expenditures for fiscal 2022; and the Corporation’s belief with respect to the outcome of certain lawsuits, claims and contingencies.

The forward-looking statements in this Prospectus and the documents incorporated by reference in this Prospectus also relate to, among other things, ATS’ objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Forward-looking statements are necessarily based on a number of estimates and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the progression of COVID-19 and its impacts on the Corporation’s ability to operate its assets, including the possible shut-down of facilities due to COVID-19 outbreaks; the severity and duration of the COVID-19 pandemic in all jurisdictions where the Corporation conducts its business; the nature and extent of government imposed restrictions on travel and business activities and the nature, extent, and applicability of government assistance programs, in both cases related to the COVID-19 pandemic, as applicable in all jurisdictions where the Corporation conducts its business; the impact of the COVID-19 pandemic on the Corporation’s employees, customers, and suppliers; impact of COVID-19 on the global economy; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; foreign currency and exchange risk; the relative strength of the Canadian dollar; impact of factors such as increased pricing pressure, increased cost of supplies and delays in relation thereto, and possible margin compression; the regulatory and tax environment; failure of the ABM to realize upon its objectives, including failure resulting from lack of alignment with or adherence to the ABM by employees of the Corporation; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions, or to raise, through debt or equity, or otherwise have available, required capital; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; variations in the amount of Order Backlog completed in any given quarter; that the Corporation is not successful in growing its service offering or that expected benefits are not realized; the margin target is not a projection or forecast, but a management objective and there is no certainty that the Corporation will achieve a 15% margin target in the near or longer term; that efforts to achieve the margin target over the long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; that future business volumes at BioDot and at SP Industries are other than as expected; that the restructuring plan is not implemented as anticipated, takes longer than anticipated, and/or does not achieve the anticipated benefits, resulting in delays, increased costs, and/or lower than expected improvements to operating performance; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that capital expenditure targets are increased in the future or the Corporation experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; that one or more customers, or other entities with which the Corporation has contracted, experience insolvency or bankruptcy with resulting delays, costs or losses to the Corporation; political, labour or supplier disruptions; the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology; market risk for developing technologies; risks relating to legal proceedings to which ATS is or may become a party; exposure to product and/or professional liability claims; risks associated with greater than anticipated tax liabilities or expenses; and other risks detailed from time to time in ATS’ filings with Canadian securities regulators.

The Corporation has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking statements. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in ATS’ filings with the Canadian provincial securities regulators, including risk factors described under the heading “Risk Factors” in this Prospectus, in the AIF (as defined below) under “Risk Factors”, and the other documents incorporated by reference herein, which are available through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com. Prospective purchasers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

These forward-looking statements represent the Corporation’s views as of the date of this Prospectus or the date of the document incorporated by reference in which such forward-looking statements are contained and such information should not be relied upon as representing the Corporation’s views as of any date subsequent to such applicable date.

READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AS ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE PLANS, EXPECTATIONS, ESTIMATES OR INTENTIONS AND STATEMENTS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE ARE QUALIFIED IN THEIR ENTIRETY BY THE ABOVE CAUTIONARY STATEMENTS AND, EXCEPT AS REQUIRED BY LAW, THE CORPORATION UNDERTAKES NO OBLIGATION TO REVISE OR UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts) and management studies and estimates.

Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although ATS believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the industry information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

TRADEMARKS AND TRADE NAMES

This Prospectus includes trademarks and trade names which are protected under applicable intellectual property laws and are the property of the Corporation. All other trademarks used in this Prospectus are the property of their respective owners.

ENFORCEMENT OF CANADIAN JUDGMENTS AGAINST FOREIGN PERSONS

Four of our directors reside outside of Canada and have each appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Andrew P. Hider	ATS Automation Tooling Systems Inc., 730 Fountain Street North, Cambridge, Ontario, N3H 4R7
Kirsten Lange	ATS Automation Tooling Systems Inc., 730 Fountain Street North, Cambridge, Ontario, N3H 4R7
Michael E. Martino	ATS Automation Tooling Systems Inc., 730 Fountain Street North, Cambridge, Ontario, N3H 4R7
Philip B. Whitehead	ATS Automation Tooling Systems Inc., 730 Fountain Street North, Cambridge, Ontario, N3H 4R7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The following table sets out the high and low rates of exchange for one United States dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the daily average rate of exchange published by the Bank of Canada for conversion of United States dollars into Canadian dollars.

	Six Months Ended		Year Ended
	September 27, 2020	September 26, 2021	March 31, 2020	March 31, 2021
Highest rate during the period	$1.435	$1.295	$1.467	$1.435
Lowest rate during the period	$1.299	$1.200	$1.295	$1.236
Average rate for the period	$1.359	$1.243	$1.331	$1.322
Rate at the end of the period	$1.339	$1.266	$1.408	$1.257

On January 26, 2022, the last banking day prior to the date of this Prospectus, the rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.000 equals $1.260. No representation is made that United States dollars could be converted into Canadian dollars at that rate or any other rate.

FINANCIAL INFORMATION

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and our auditor is independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada (collectively, the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 730 Fountain Street North, Cambridge, Ontario, N3H 4R7, tel.: (519) 653-4483. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com.

The following documents of the Corporation, filed by the Corporation with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Corporation dated May 19, 2021 (the “AIF”) for the year ended March 31, 2021;

(b)

the audited consolidated financial statements of the Corporation for the years ended March 31, 2021 and 2020, together with the notes thereto and the auditor’s report thereon dated May 19, 2021 (the “Annual Financial Statements”);

(c)	management’s discussion and analysis for the year ended March 31, 2021 (the “Annual MD&A”);

(d)

the unaudited interim condensed consolidated financial statements of the Corporation for the three and six month periods ended September 26, 2021, together with the notes thereto (the “Interim Financial Statements”);

(e)	management’s discussion and analysis for the Interim Financial Statements (the “Interim MD&A”);

(f)	the management information circular dated June 15, 2021 for the annual and special meeting of shareholders of the Corporation held on August 12, 2021;

(g)	the material change report dated April 22, 2021 in respect of the Corporation’s announcement that it had entered into a definitive agreement to acquire BioDot, Inc. (“BioDot”); and

(h)	the material change report dated November 15, 2021 in respect of the Corporation’s announcement that it had entered into a definitive agreement to acquire SP Industries, Inc. (“SP Industries”).

Any documents of the type described in Section 11.1 of Form 44-101F1—Short Form Prospectus (“Form 44-101F1”) and any template version of marketing materials (each as defined in National Instrument 41-101—General Prospectus Requirements) we file with the Canadian securities regulatory authorities after the date of this Prospectus and prior to the termination of the distribution of Securities under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering covered by that Prospectus Supplement.

When we file a new AIF and annual audited consolidated financial statements and related management’s discussion and analysis with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the following documents will be deemed no longer incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus: any previous AIF, any previous annual audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis, all material change reports filed prior to the commencement of ATS’ financial year in respect of which the new AIF is filed, and any information circular filed prior to the commencement of ATS’ financial year in respect of which ATS’ new AIF is filed. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for subsequent interim periods being filed with the applicable securities regulatory authorities during the currency of this Prospectus, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to such subsequent unaudited interim condensed consolidated financial statements will be deemed no longer to be incorporated by reference in this Prospectus for purposes of further offers and sales of Securities under this Prospectus. Upon a new information circular of the Corporation prepared in connection with an annual general meeting of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous information circular of the Corporation prepared in connection with an annual general meeting of the Corporation shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement, and in the case of the documents incorporated by reference herein, other than of the respective dates of such documents.

Reference to the Corporation’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Corporation disclaims any such incorporation by reference.

ATS AUTOMATION TOOLING SYSTEMS INC.

ATS is an industry-leading automation solutions provider to many of the world’s most successful companies. Founded in 1978, ATS employs over 6,000 people at more than 50 manufacturing facilities and over 75 offices in North America, Europe, Southeast Asia and China.

ATS uses its extensive knowledge base and global capabilities to deliver custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services. The ABM is a business management system that ATS developed with the goal of enabling the Corporation to pursue its strategies, outpace the growth of its chosen markets, and drive year-over-year continuous improvement. The ABM emphasizes people, process and performance, and is the framework utilized by the Corporation globally.

ATS and its subsidiaries serve customers in the following industrial markets: life sciences, which includes medical devices, pharmaceuticals, radiopharmaceuticals and chemicals; food & beverage, which includes processing, packaging and filling for fresh produce and liquid food & beverage; transportation, which includes electric vehicles, automotive and aerospace; consumer products, which includes warehousing automation, cosmetics, electronics and durable goods; and, energy, which includes nuclear and solar. With broad and in-depth knowledge across multiple industries and technical fields, ATS delivers single-source solutions to customers that lower production costs, accelerate product delivery, and improve quality control. ATS engages with customers on both greenfield programs, such as equipping new factories, and brownfield programs, such as capacity expansions, line moves, equipment upgrades, software upgrades, efficiency improvements and factory optimization. ATS is selective in its choice of markets and favours regulated industries where quality and reliability are mandatory.

ATS engages at varying points in customers’ automation cycles. During the pre-automation phase, ATS offers comprehensive services, including discovery and analysis, concept development, simulation and total cost of ownership modelling, all of which help to verify the feasibility of different types of automation, set objectives for factors such as line speed and yield, assess production processes for manufacturability and calculate the total cost of ownership.

For customers that have decided to proceed with an automation project, ATS offers specialized equipment for specific applications or industrial markets, as well as automation and integration services, including engineering design, prototyping, process verification, specification writing, software and manufacturing process controls development, equipment design and build, standard automation products/platforms, third-party equipment qualification, procurement and integration, automation system installation, product line commissioning, validation and documentation. Following the installation of custom automation, ATS may supply duplicate or repeat automation systems that leverage engineering design completed in the original customer program. For customers seeking complex equipment production or build-to-print manufacturing, ATS provides value engineering, supply chain management, integration and manufacturing capabilities, and other automation products and solutions.

Post automation, ATS offers a number of services, including training, process optimization, preventative maintenance, emergency and on-call support, spare parts, retooling, retrofits and equipment relocation. Service agreements are often attached at the time of new equipment sale or are available on an after-market basis on installed equipment. The Corporation employs service strategies to increase the revenue derived from these activities. Its IlluminateTM Manufacturing Intelligence serves as a connected factory floor management system that captures, analyzes and uses real-time machine performance data to quickly and accurately troubleshoot, deliver process and product solutions, prevent equipment downtime, drive greater operational efficiency and unlock performance for sustainable production improvements.

Further information regarding the Corporation and its business is set out in the AIF and the materials incorporated by reference herein. See “Documents Incorporated by Reference”.

RECENT DEVELOPMENTS

Other than as set out below, there have been no material developments in the business of the Corporation since the date of the Interim Financial Statements which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

On December 3, 2021, the Corporation announced the successful completion of its acquisition of SP Industries, a designer and manufacturer of high-grade biopharma processing equipment, life sciences equipment, and lab apparatus products. ATS entered into a definitive agreement and announced its intention to acquire SP Industries on November 7, 2021.

On December 13, 2021, the Corporation announced that the TSX had accepted its notice of intention to make a normal course issuer bid (“NCIB”). Under the NCIB, ATS has the ability to purchase for cancellation up to a maximum of 7,383,567 Common Shares, representing approximately 10% of the public float of 73,835,672 Common Shares of the Corporation that were issued and outstanding as December 1, 2021. Purchases under the NCIB may be made during the twelve-month period commencing on December 15, 2021 and ending on or before December 14, 2022.

PLAN OF DISTRIBUTION

We may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers pursuant to applicable statutory exemptions. Each Prospectus Supplement relating to a particular offering of Securities will set forth the terms of the applicable offering, including (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered, and the method of distribution; (ii) the name or names of any underwriters, dealers, or agents involved in the offering of Securities; (iii) the purchase price or prices of the Securities offered thereby and the proceeds to, and the expenses borne by, the Corporation from the sale of the Securities; (iv) any commission, underwriting discount and other items constituting compensation payable to underwriters, dealers, or agents; and (v) any discounts or concessions allowed or re-allowed or paid to underwriters, dealers, or agents. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by us or our subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.

Only underwriters, dealers, or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers, or agents in connection with the Securities offered thereby. If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. The Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser or through agents designated from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions”. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Underwriters, dealers, or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers or agents with whom the Corporation enters into agreements may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, any Securities offered hereby other than the Common Shares will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants or Units may be sold, and purchasers may not be able to resell Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Common Shares, and as set forth in the Prospectus Supplement for such purpose. Sales of Common Shares under an “at-the-market distribution”, if any, will be made pursuant to an accompanying Prospectus Supplement. Sales of Common Shares under any “at-the-market” program will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102. The volume and timing of any “at-the-market distributions” will be determined at the Corporation’s sole discretion. No underwriter or dealer involved in an “at-the-market distribution” as defined under the applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer will over-allot these Securities in connection with an offering of these Securities or effect any other transactions that are intended to stabilize the market price of the Securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, the underwriters, dealers, or agents, as the case may be, may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

USE OF PROCEEDS

The Securities offered by this Prospectus may be offered from time to time at the discretion of the Corporation in one or more series or issuances with an aggregate offering amount not to exceed $1,500,000,000. The net proceeds derived from the issue of the Securities, or any one of them, under any Prospectus Supplement will be the aggregate offering amount thereof less any commission and other issuance costs paid in connection therewith. The net proceeds cannot be estimated as the amount thereof will depend on the number and price of the Securities issued under any Prospectus Supplement. The Corporation will set forth information on the use of net proceeds from the sale of Securities offered under this Prospectus in a Prospectus Supplement relating to the specific offering.

All expenses relating to an offering of the Securities and any compensation paid to underwriters, dealers, or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated capitalization of the Corporation since the date of the Interim Financial Statements, which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

PRICE RANGE AND TRADING VOLUME

Information regarding trading price and volume of the Securities will be provided as required for all of the Corporation’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

PRIOR SALES

Information regarding prior sales of Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

RISK FACTORS

An investment in the Securities is subject to certain risks. Before deciding whether to invest in any of the Securities, investors should carefully consider the risks relating to ATS in the information incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference), including those risks set forth in our most recent annual information form and in the management’s discussion and analysis for our most recently completed fiscal year and interim period. Investors should also carefully consider any additional risk factors described in the applicable Prospectus Supplement (and the information incorporated by reference therein) relating to a specific offering of Securities.

Some of the risk factors described in the documents incorporated by reference herein, including the applicable Prospectus Supplement, are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations and cash flows, and the prospective investor’s investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on its business, financial condition and results of operation. The Corporation cannot provide any assurances that it will successfully address any or all of these risks.

DIVIDEND POLICY

ATS does not pay dividends and does not currently contemplate the payment of dividends as its policy is to retain future earnings for reinvestment in its business to earn attractive returns for shareholders. The payment of dividends, however, may be reviewed by the board of directors of the Corporation from time to time in light of the Corporation’s earnings and financial requirements, covenant restrictions and other prevailing conditions.

DESCRIPTION OF COMMON SHARES

The following is a summary of the material attributes and characteristics of the Common Shares that may be issued from time to time under a Prospectus Supplement. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles, which are available electronically on SEDAR at www.sedar.com.

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As at the date of this Prospectus, 92,260,224 Common Shares are issued and outstanding.

Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Corporation. Shareholders are entitled upon liquidation, dissolution, or winding-up of the Corporation to receive the remaining assets of the Corporation available for distribution to shareholders. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Further information relating to the Common Shares is set out in the Corporation’s current AIF which is incorporated by reference herein.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Debt Securities may be issued in series under one or more trust indentures to be entered into between the Corporation and a financial institution authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable. A copy of any such trust indenture will be available on SEDAR at www.sedar.com.

Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. The Debt Securities will be direct obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation and may be secured or unsecured as described in the relevant Prospectus Supplement.

Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including some or all of the following:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest are payable;

•	the percentage of the principal amount at which such Debt Securities will be issued;

•	the date or dates on which such Debt Securities will mature;

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the rate or rates at which the series of the Debt Securities shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

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the right, if any, of the Corporation to redeem the series of the Debt Securities, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, the series of the Debt Securities may be so redeemed, pursuant to any sinking fund or otherwise;

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the obligation, if any, of the Corporation to redeem, purchase or repay the series of the Debt Securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, the series of the Debt Securities shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

•	any exchange or conversion terms;

•	any terms for subordination of the Debt Securities;

•	whether the Debt Securities will be secured by any assets or guaranteed by any subsidiaries of the Corporation;

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whether such Debt Securities are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any events of default or covenants with respect to the Debt Securities;

•	any trustees, depositaries, authenticating or paying agents, transfer agents or registrars or any other agent with respect to the series of the Debt Securities; and

•	any other material terms and conditions of the series of the Debt Securities.

If any Debt Securities being offered will be guaranteed by one or more subsidiaries of the Corporation, the Prospectus Supplement relating to such offering will include the credit supporter disclosure about the guarantors required by section 12.1 of Form 44-101F1 or, if applicable, will disclose that the Corporation is relying on an exemption in item 13 of Form 44-101F1 from providing such credit supporter disclosure. The Corporation has filed with this Prospectus the undertaking in respect of credit supporter disclosure required by paragraph 4.2(a)(ix) of National Instrument 44-101—Short Form Prospectus Distributions to provide and file the periodic and timely disclosure in respect of any credit supporter similar to the disclosure required under section 12.1 of Form 44-101F1 unless the Corporation is relying on an exemption in item 13 of Form 44-101F1.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.

Subscription Receipts will be exchangeable, for no additional consideration, into Common Shares, Debt Securities, Warrants or Units upon the satisfaction of certain conditions. The Subscription Receipts will be issued under one or more subscription receipt agreements, in each case between the Corporation and a subscription receipt agent determined by the Corporation. A copy of any such subscription receipt agreement will be available on SEDAR at www.sedar.com.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be outlined in the applicable Prospectus Supplement. This description will include some or all of the following:

•	the aggregate number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	terms and conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities, Units or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities, Units or Warrants;

•	the number of Common Shares, Units or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•	the aggregate principal amount, currency or currencies, denominations, and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities, Units or Warrants;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material Canadian federal income tax consequences of owning the Subscription Receipts;

•	any other rights, privileges, restrictions, and conditions attaching to the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.

Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.

DESCRIPTION OF WARRANTS

We may issue Warrants to purchase Common Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus. The Prospectus Supplement relating to any Warrants offered will include specific terms and provisions of the Warrants being offered thereby, and the extent to which the general terms and provisions described below may apply to them.

Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. A copy of any such warrant indenture will be available on SEDAR at www.sedar.com.

Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the Commissions in each of the provinces and territories of Canada where the Warrants will be offered for sale.

The particular terms and provisions of Warrants offered by this Prospectus will be described in the Prospectus Supplement filed in respect of such Warrants. This description will include some or all of the following:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

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the designation, number and terms of the Common Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

•	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange, or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material Canadian federal income tax consequences of owning the Warrants;

•	whether such Warrants will be listed on any securities exchange; and

•	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, including the currency in which the Units are issued and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms and provisions of Units offered by this Prospectus will be described in the Prospectus Supplement filed in respect of such Units, which will include some or all of the following:

•	the aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the designation, number and terms of the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

•	the date on and after which the Securities comprising the Units will be separately transferable;

•	whether the Securities comprising the Units will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

•	certain material Canadian tax consequences of owning the Units; and

•	any other material terms and conditions of the Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of applicable Securities.

In addition, the applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada and who acquires any Securities offered thereunder, including whether the payments of dividends on Common Shares or payments of principal, premium, if any, and interest on Debt Securities will be subject to Canadian non-resident withholding tax.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Borden Ladner Gervais LLP of Toronto, Ontario. As at the date of this Prospectus, the partners and associates of Borden Ladner Gervais LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1.

EXPERTS

The auditor of the Corporation is Ernst & Young LLP, Chartered Professional Accountants. Ernst & Young LLP provided an auditor’s report on the Annual Financial Statements of the Corporation incorporated by reference into this Prospectus. Ernst & Young LLP is independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario.